As filed with the Securities and Exchange Commission on November 3, 2006

Registration No. 333-137366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2

To

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STEAKHOUSE PARTNERS, INC.

(Exact name of registrant as specified in its charter)

Delaware	5810	94-3248672
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10200 Willow Creek Road

San Diego, CA 92131

(858) 689-2333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

A. Stone Douglass

President and Chief Executive Officer

10200 Willow Creek Road

San Diego, CA 92131

(858) 689-2333

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Christopher M. Forrester, Esq. Morrison & Foerster LLP 12531 High Bluff Drive, Suite 100 San Diego, California 92130 (858) 720-5100	Martin W. Enright, Esq. Littman Krooks LLP 655 Third Avenue New York, New York 10017 (212) 490-2020

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 3, 2006

PROSPECTUS

STEAKHOUSE PARTNERS, INC.

2,354,197 Shares

of

Common Stock

This prospectus relates to the resale or other distribution, from time to time, of up to 2,354,197 shares of our common stock, $0.001 par value per share, by the persons listed in the section of this prospectus entitled “Selling Stockholders” or their transferees, pledgees, donees or successors-in-interest identified in a supplement to this prospectus (the “Selling Stockholders”). These shares include 1,635,680 shares of common stock held by certain of the Selling Stockholders and 718,517 shares of common stock issuable upon exercise of warrants held by certain Selling Stockholders. We will not receive any of the proceeds from the sale of the shares of our common stock being offered in this prospectus. We would, however, receive cash proceeds upon the exercise of the warrants for cash by certain Selling Stockholders, if and to the extent such warrants are exercised and are exercised by a cash payment instead of a net settlement.

The Selling Stockholders may sell the shares of common stock being offered by them from time to time on the Pink Sheets, in market transactions, in negotiated transactions or otherwise, and at prices and at terms that will be determined by the then prevailing market price for the shares of common stock or at negotiated prices directly or through brokers or dealers, who may act as agent or as principal or by a combination of such methods of sale. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” on page 16.

Our common stock trades on the Pink Sheets under the symbol “STKP.PK.” On October 27, 2006, the closing price of our common stock on the Pink Sheets was $0.35.

The Selling Stockholders, and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The Selling Stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transactions in the shares should confirm that the securities being offered hereby are registered under the security laws of the states in which transactions occur or that an applicable exemption from such registration is available.

Investing in our common stock involves significant risks. See “ Risk Factors” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                     , 2006.

You should rely only on the information contained in this prospectus or to which this prospectus directly refers you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus, regardless of when this prospectus is delivered or when any sale of securities occurs. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including our financial statements and notes included in this prospectus. Please consult “INCORPORATION BY REFERENCE” on page 22 for a description of documents we have filed with the Securities and Exchange Commission (“SEC”).

Unless otherwise stated in this document or unless the context otherwise requires, references herein to the “Company,” “we,” “our” and “us” include Steakhouse Partners, Inc. and its wholly owned subsidiaries, namely Paragon Steakhouse Restaurants, Inc. and its subsidiaries (“Paragon”). “Steakhouse” refers to Steakhouse Partners, Inc., not including any of its wholly owned subsidiaries.

Our Business

We own and operate 25 full-service steakhouse restaurants located in eight states. Our restaurants principally operate under the brand names of Hungry Hunter, Hunter Steakhouse, Mountain Jack’s and Carvers. Our restaurants specialize in complete steak and prime rib meals, and also offer fresh fish and other lunch and dinner dishes. Our average check is $26.85 per guest (including alcoholic beverages) and our 25 restaurants serve approximately 2.5 million meals annually. We believe that our emphasis on quality service and our concentration on fresh cut, high quality USDA graded steaks and prime ribs distinguishes our restaurants from our competitors, presenting an opportunity for growth.

Effective December 31, 2003, we emerged from bankruptcy when our Plan of Reorganization was approved by the United States Bankruptcy Court for the Central District of California (the “Bankruptcy Court”). We had previously filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) (the “Filing”).

The effect of the Filing and the approval of our Plan of Reorganization are set forth in documents we filed with the SEC and which are incorporated by reference in this prospectus.

The Offering

Shares outstanding prior to this offering	6,635,680

Shares covered hereby	2,354,197

Shares outstanding assuming all shares covered hereby are sold	7,354,197(1)

Use of proceeds	We will not receive any proceeds from the resale of any common stock by the Selling Stockholders. We would receive gross proceeds of approximately $729,302.78 if all of the warrants are exercised for cash by the Selling Stockholders. Currently, the market price for our common stock is less than the exercise price of any of the warrants referred to in this prospectus.

Pink Sheets	Our common stock trades on the Pink Sheets over-the-counter market under the symbol “STKP.PK”

(1)

Includes (i) 150,000 shares of common stock that may be issued on exercise of warrants at a strike price of $1.1111 per share, (ii) 499,958 shares of common stock that may be issued on exercise of warrants at an adjusted strike price of $0.98 per share and (iii) 68,559 shares of common stock that may be issued on exercise of warrants at a strike price of $1.0625 per share. Does not include stock options to purchase 1,410,000 shares of common stock under our 2004 Stock Option Plan.

Company information

Our principal executive offices are located at 10200 Willow Creek Road, San Diego, CA 92131. Our telephone number is (858) 689-2333. Our website address is www.paragonsteak.com. Except for any documents that we have filed with the SEC and which are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus and should not be relied upon in making any decision relating to an investment in our common stock.

RISK FACTORS

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS AND FINANCIAL CONDITION

The following risk factors and other information included in this prospectus should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected.

OUR PRIOR BANKRUPTCY COULD HINDER OUR ABILITY TO NEGOTIATE EFFECTIVELY WITH THIRD PARTIES AND COULD ADVERSELY AFFECT OUR OPERATIONS GOING FORWARD.

In February 2002, we and Paragon (our only wholly owned subsidiary) filed for voluntary reorganization under Chapter 11 of the Bankruptcy Code. We officially emerged from bankruptcy on December 31, 2003. However, our Chapter 11 reorganization and financial condition and performance could adversely affect our operations going forward. Our bankruptcy filings had an adverse effect on our credit standing with our lenders, certain suppliers and other trade creditors. This can increase our costs of doing business and can hinder our negotiating power with our lenders, certain suppliers and other trade creditors. The failure to negotiate favorable terms could adversely affect our financial performance.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDS IN A TIMELY MANNER OR ON ACCEPTABLE TERMS OR THE PLAN OF REORGANIZATION IS UNSUCCESSFUL, WE MAY HAVE TO CURTAIL OR SUSPEND CERTAIN OR ALL OF OUR OPERATIONS, WHICH WOULD LIKELY ADVERSELY AFFECT OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS.

Since emerging from bankruptcy and through June 27, 2006, we successfully raised an aggregate of $1.9 million in the private placements of securities. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If we are unable to obtain additional funds in a timely manner or on acceptable terms to fund our deferred capital expense, it will materially affect our ability to meet the objectives of our Plan of Reorganization, and we may have to curtail or suspend the expansion of our operations and possibly terminate existing operations, which could lead to overall lower sales and adversely affect our financial results and prospects. If adequate funds are not available on acceptable terms, we may not be able to respond to competitive pressures, which could lead to our inability to continue as a going concern.

WE HAVE INCURRED LOSSES FROM INCEPTION AND MAY NEVER GENERATE PROFITS.

We were organized in May 1996 and have incurred significant losses since inception. We may never generate profits. We incurred net losses in these approximate amounts: $0.5 million for the fiscal year ended December 31, 2005; $0.6 million for the fiscal year ended December 31, 2004; $4.9 million for the fiscal year ended December 31, 2003; and $6.6 million for the fiscal year ended December 31, 2002. If we do not achieve and maintain profitability, we will be unable to continue our operations and you may lose the value of your entire investment in our common stock.

WE WILL NEED ADDITIONAL CAPITAL FOR EXPANSION.

The development of new restaurants requires funds for construction, tenant improvements, furniture, fixtures, equipment, training of employees, permits, initial franchise fees, and other expenditures. We will require funds to develop additional restaurants and to pursue any additional restaurant development or restaurant acquisition opportunities that may develop.

In the future, we may seek additional equity or debt financing to provide funds so that we can develop or acquire additional restaurants. Such financing may not be available or may not be available on satisfactory terms.

If financing is not available on satisfactory terms, we may be unable to expand our restaurant operations. While debt financing will enable us to add more restaurants than we otherwise would be able to add, debt financing increases expenses and is limited as to availability due to our financial results and bankruptcy history, and we must repay the debt regardless of our operating results. Future equity financings could result in dilution to our stockholders.

WE MAY NOT HAVE SUFFICIENT CASH RESERVES TO MAINTAIN AND FUND OUR OPERATIONS AND FUND OUR OBLIGATIONS.

We may not have sufficient cash reserves to maintain our operations and fund our obligations. In such event, we would need to seek additional financing. Any required additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our Plan of Reorganization and may be required to sell core assets or dissolve the business. If we raise additional funds by issuing equity securities, shareholders may experience dilution of their ownership interest and the newly issued securities may have rights superior to those of the common stock. If we issue or incur debt to raise funds, we may be subject to limitations on our operations.

IF WE LOSE OR ARE UNABLE TO OBTAIN KEY PERSONNEL, OUR ABILITY TO EFFECTIVELY OPERATE OUR BUSINESS COULD BE HINDERED.

Our ability to maintain or enhance our competitive position will depend to a significant extent on the efforts and ability of our executive officers, particularly our chief executive officer. Our future success and our ability to manage future growth will depend in large part upon the efforts of our management team and on our ability to attract and retain other highly qualified personnel. Competition for personnel is intense, and we may not be successful in attracting and retaining highly qualified personnel. Our inability to retain our current management team and attract and retain other highly qualified personnel could adversely affect our results of operations and hinder our ability to effectively manage our business.

CHANGING CONSUMER PREFERENCES AND DISCRETIONARY SPENDING PATTERNS, POTENTIAL OUTBREAKS OF “MAD COW DISEASE” OR “FOOT/MOUTH DISEASE” AND OTHER FACTORS AFFECTING THE AVAILABILITY OF BEEF COULD FORCE US TO MODIFY OUR RESTAURANTS’ CONCEPT AND MENUS AND COULD RESULT IN A REDUCTION IN OUR REVENUES.

Even if we are able to successfully compete with other restaurant companies with similar concepts, we may be forced to make changes in one or more of our concepts in order to respond to changes in consumer tastes or dining patterns. Consumer preferences could be affected by health concerns about the consumption of beef, the primary item on our menus, or by specific events such as the recently confirmed cases of “mad cow disease” by the Canadian government or “foot/mouth disease” which occurred in the United Kingdom. In addition, these events could reduce the available supply of beef or significantly raise the price of beef. If we were to modify the emphasis on beef in our restaurants’ menus, we may lose additional customers who do not prefer the new concept and menu, and we may not be able to attract a sufficient new customer base to generate the necessary revenues needed to make the restaurant profitable. In addition, we may have different or additional competitors for our intended customers as a result of such a concept change and may not be able to successfully compete against such competitors. Our success also depends on numerous factors affecting discretionary consumer spending, including economic conditions, the cost of gasoline, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could reduce revenues and operating income.

WE FACE RISKS ASSOCIATED WITH CHANGES IN GENERAL ECONOMIC AND POLITICAL CONDITIONS THAT AFFECT CONSUMER SPENDING.

If the economy struggles, we are concerned that our customers may become more apprehensive about the economy and reduce their level of discretionary spending. We believe that a decrease in discretionary spending could impact the frequency with which our customers choose to dine out or the amount they spend on meals while dining out, thereby decreasing our revenues. Additionally, the continued military responses to terrorist attacks and our military operations abroad may worsen current economic conditions and lead to further weakening in the economy. Adverse economic conditions and any related decrease in discretionary spending by our customers could have an adverse effect on our revenues and operating results.

OUR PROFITABILITY IS DEPENDENT IN LARGE MEASURE ON FOOD AND SUPPLY COSTS WHICH ARE NOT WITHIN OUR CONTROL.

Our profitability is dependent in large measure on our ability to anticipate and react to changes in food and supply costs. Various factors beyond our control, including climate changes and government regulations, may affect food costs. Specifically, our dependence on frequent, timely deliveries of fresh beef, poultry, seafood and produce subjects us to the risks of possible shortages or interruptions in supply caused by adverse weather or other conditions, which could adversely affect the availability and cost of any such items. We cannot assure you that we will be able to anticipate or react to increasing food and supply costs in the future. Such increases could materially and adversely affect our business and result of operations.

OUR ABILITY TO EXECUTE OUR EXPANSION PLANS DEPENDS ON SECURING SUITABLE LOCATIONS AT FAVORABLE PRICES.

Our strategy to expand our operations includes the construction of new restaurant properties and/or the acquisition of existing properties. Our ability to open additional restaurants will depend upon our ability to identify and acquire available new construction sites or restaurant conversions at favorable prices. We must also have sufficient available funds from operations or otherwise to support this expansion.

If we cannot successfully construct new restaurant properties or convert acquired restaurant properties to our established brands within projected budgets or time periods, our business and our ability to continue as a going concern will be adversely affected. Even with a successful reorganization and sufficient funds, plans to expand our business may fail due to construction delays or cost overruns, which could be caused by numerous factors, such as shortages of materials and skilled labor, labor disputes, weather interferences, environmental problems and construction or zoning problems.

WE FACE RISKS ASSOCIATED WITH THE EXPANSION OF OUR OPERATIONS.

The success of our business depends on our ability to increase the number of our restaurants, either by developing or acquiring additional restaurants. Our success also depends on our ability to successfully operate and manage our growing operations. Our ability to expand successfully will depend upon a number of factors, including the following:

•	the availability and cost of suitable restaurant locations for development;

•	the availability of restaurant company acquisition opportunities;

•	the hiring, training, and retention of additional management and restaurant personnel;

•	the availability of adequate financing;

•	the continued development and implementation of management information systems;

•	competitive factors; and

•	general economic and business conditions.

Increased construction costs and delays resulting from governmental regulatory approvals, strikes, or work stoppages, adverse weather conditions, and various acts of God may also affect the opening of new restaurants. Newly opened restaurants may operate at a loss for a period following their initial opening. The length of this period will depend upon a number of factors, including the time of the year the restaurant is opened, the sales volume, and our ability to control costs.

We may not successfully achieve our expansion goals. Additional restaurants that we develop or acquire may not be profitable. In addition, the opening of additional restaurants in an existing market may have the effect of drawing customers from and reducing the sales volume of our existing restaurants in those markets.

SUCCESSFUL MERGERS, ACQUISITIONS, DIVESTITURES AND OTHER STRATEGIC TRANSACTIONS ARE IMPORTANT TO OUR FUTURE GROWTH AND PROFITABILITY.

We intend to evaluate potential mergers, acquisitions, joint venture investments, and divestitures as part of our strategic planning initiative, including the potential acquisition by our wholly-owned subsidiary, Paragon Steakhouse Restaurants, Inc., of seven steakhouses in New England through the acquisition of 100% of the membership interests of the entities owning such steakhouses, which potential acquisition remains subject to our due diligence and obtaining financing. These transactions involve various inherent risks, including, among other things:

•	our ability to identify suitable acquisition targets, including assessing the value, future growth potential, strengths, weaknesses, contingent and other liabilities and potential profitability of any acquisition candidate;

•	our ability to negotiate favorable acquisition terms for such targets;

•	our ability to prevail over competing bidders for any acquisition candidate;

•	our ability to secure financing necessary to complete such acquisitions in a timely manner and on acceptable terms;

•	Our ability to achieve projected economic and operating synergies from any acquired business;

•	Our ability to respond to any unanticipated changes in business and economic conditions affecting any acquired business;

•	Our ability to complete divestitures on acceptable terms and at or near the prices estimated as attainable by us; and

•	our ability to integrate successfully the operations and management of any business we acquire.

Given that our growth strategy is heavily dependent on acquiring new businesses, if we are unable to execute on this strategy for any reason our future operating results may be harmed materially.

WE DEPEND ON KEY FOOD PRODUCT DISTRIBUTORS.

We have a major meat vendor that accounted for $2.5 million (11.7%) of our total (including outside services) purchases in the twenty-six week period ended June 27, 2006 and $5.0 million (11.0%) in fiscal 2005. We purchase our food and beverage products from a number of food distributors, including Southwest Traders (6.5% for the twenty-six week period ended June 27, 2006) on the West Coast and U.S. Foodservice (7.0% for the twenty-six week period ended June 27, 2006) in the Midwest. If any of our vendors is unable to continue to provide us with a high level of quality and dependability in the receipt of our supplies, at the cost advantages resulting from our volume purchases, we would likely experience a material impact on our business.

We believe that all essential products are available from other national suppliers as well as from local suppliers in the cities in which our restaurants are located in the event we must purchase our products from other suppliers; however, there can be no assurance that we will be able to match quality, price or dependability of supply.

WE FACE COMMODITY PRICE AND AVAILABILITY RISK.

We purchase energy and agricultural products that are subject to price volatility caused by weather, market conditions and other factors that are not predictable or within our control. Increases in commodity prices could result in lower restaurant-level operating margins for our restaurant concepts. Occasionally, the availability of commodities can be limited due to circumstances beyond our control. If we are unable to obtain such commodities, we may be unable to offer related products, which would have a negative impact on our profitability.

INCREASES IN FEDERAL AND STATE STATUTORY MINIMUM WAGES COULD INCREASE OUR EXPENSES, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Certain states have each increased their state minimum wages to a level that significantly exceeded the federal minimum wage. These recent increases in the state statutory minimum wage and any future federal or state minimum wage increases could raise minimum wages above the current wages of some of our employees causing us to make corresponding increases in our employees’ wages. Increases in our wage rates increase our expenses, which could adversely affect our results of operations not offset by potentially higher menu prices.

THE FAILURE TO ENFORCE AND MAINTAIN OUR TRADEMARKS AND TRADE NAMES COULD ADVERSELY AFFECT OUR ABILITY TO ESTABLISH AND MAINTAIN BRAND AWARENESS.

Our current operations and marketing strategy depend significantly on the strength of trademarks and service marks. Paragon has registered, among others, the names Hungry Hunter, Mountain Jack’s and Carvers. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. Although we are not aware of any infringing uses of any of the trademarks or service marks that we believe could materially affect us, we cannot assure you that we will be free from such infringements in the future.

The names “Hungry Hunter,” “Mountain Jack’s” and “Carvers” represent our core concepts. The termination of our right to use these names or our failure to maintain any of our other existing trademarks could materially and adversely affect our growth and marketing strategies.

BECAUSE WE MAINTAIN A SMALL NUMBER OF RESTAURANTS, THE NEGATIVE PERFORMANCE OF A SINGLE RESTAURANT COULD HAVE A SUBSTANTIAL IMPACT ON OUR OPERATING RESULTS.

We currently own and operate 25 restaurants. Due to this relatively small number of restaurants, poor financial performance at any owned restaurant could have a significant negative impact on our profitability as a whole. The results achieved to date by our small restaurant base may not be indicative of the results of a larger number of restaurants in a more geographically dispersed area with varied demographic characteristics. We cannot assure you that our existing restaurants will be able to operate at higher sales levels and generate equal or higher operating profits to offset the impact of poor performance at any one restaurant. We also cannot assure you that increasing the number of our restaurants would offset the impact of poor performance at any one restaurant.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY DUE TO SEASONALITY AND OTHER FACTORS BEYOND OUR CONTROL.

Our business is subject to seasonal fluctuations, which may vary greatly depending upon the region of the United States in which a particular restaurant is located. In addition to seasonal fluctuations, our quarterly and annual operating results and comparable unit sales may fluctuate significantly as a result of a variety of factors, including:

•	the amount of sales contributed by new and existing restaurants;

•	the timing of new openings;

•	increases in the cost of key food or beverage products;

•	labor costs for our personnel;

•	our ability to achieve and sustain profitability on a quarterly or annual basis;

•	consumer confidence and changes in consumer preferences;

•	health concerns, including adverse publicity concerning food-related illness;

•	the level of competition from existing or new competitors in our segment of the restaurant industry; and

•	the general economic conditions in each of the markets in which we are located.

These fluctuations make it difficult for us to predict and address in a timely manner factors that may have a negative impact on our results of operations.

WE COULD FACE LABOR SHORTAGES, INCREASED LABOR COSTS AND OTHER ADVERSE EFFECTS OF VARYING LABOR CONDITIONS.

The development and success of our restaurants depend, in large part, on the efforts, abilities, experience and reputations of the general managers and chefs at such restaurants. In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and wait staff. Qualified individuals needed to fill these positions are in short supply and the inability to recruit and retain such individuals may delay the planned openings of new restaurants or result in high employee turnover in existing restaurants. A significant delay in finding qualified employees or high turnover of existing employees could materially and adversely affect our results of operations or business. Also, competition for qualified employees could require us to pay higher wages to attract sufficient qualified employees, which could result in higher labor costs. In addition, increases in the minimum hourly wage, employment tax rates and levies, related benefits costs, including health insurance, and similar matters over which we have no control may increase our operating costs.

In addition, the United States Congress is currently considering changes to Federal immigration-related laws. Changes to these laws may adversely affect our operations by increasing our compliance and oversight obligations and make it more expensive and difficult for us to hire qualified employees.

THE RESTAURANT INDUSTRY IS AFFECTED BY LITIGATION AND PUBLICITY CONCERNING FOOD QUALITY, HEALTH AND OTHER ISSUES, WHICH CAN CAUSE GUESTS TO AVOID OUR RESTAURANTS AND RESULT IN LIABILITIES.

Health concerns, including adverse publicity concerning food-related illness, although not specifically related to our restaurants, could cause guests to avoid our restaurants, which would have a negative impact on our sales. We may also be the subject of complaints or litigation from guests alleging food-related illness, injuries suffered on the premises or other food quality, health or operational concerns. A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business and results of operations. We may also be subject to litigation, which, regardless of the outcome, could result in adverse publicity. Adverse publicity resulting from such allegations may materially adversely affect our restaurants, regardless of whether such allegations are true or whether we are ultimately held liable. Such litigation, adverse publicity or damages could have a material adverse effect on our business, competitive position and results of operations.

COMPLIANCE WITH ENVIRONMENTAL LAWS MAY AFFECT OUR FINANCIAL CONDITION.

We are subject to various federal, state and local environmental laws. These laws govern discharges to air and water, as well as handling and disposal practices for solid and hazardous wastes. These laws may also impose liability for damages from and the costs of cleaning up sites of spills, disposals or other releases of hazardous materials. We may be responsible for environmental conditions or contamination related to our restaurants and the land on which our restaurants are located, regardless of whether we lease or own the restaurant or land in question and regardless of whether such environmental conditions were created by us or by a prior owner or tenant. The costs of any cleanup could be significant and have a material adverse effect on our financial position and results of operations.

WE FACE INCREASED EXPENDITURES OF TIME AND MONEY ASSOCIATED WITH COMPLIANCE WITH CHANGING REGULATION OF CORPORATE GOVERNANCE AND PUBLIC DISCLOSURE.

Keeping abreast of, and in compliance with, changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and new SEC regulations, has required an increased amount of management attention and external resources. We remain committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest all reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

IF WE FAIL TO MAINTAIN AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS, WE MAY NOT BE ABLE TO ACCURATELY REPORT OUR FINANCIAL RESULTS. AS A RESULT, CURRENT AND POTENTIAL STOCKHOLDERS COULD LOSE CONFIDENCE IN OUR FINANCIAL REPORTING, WHICH WOULD HARM OUR BUSINESS.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our operating results could be misstated, our reputation may be harmed and the trading price of our stock could be negatively affected. There can be no assurance that our controls over financial processes and reporting will be effective in the future. For more information, see Item 4 of Part I of this quarterly report on Form 10-Q.

RISKS RELATED TO OUR COMMON STOCK

SINCE OUR SHARES ARE THINLY TRADED, AND TRADING ON THE PINK SHEETS MAY BE SPORADIC BECAUSE IT IS NOT AN EXCHANGE, STOCKHOLDERS MAY HAVE DIFFICULTY RESELLING THEIR SHARES.

Our common stock is currently quoted on the Pink Sheets. The fact that our common stock is not listed is likely to make trading more difficult for broker-dealers, shareholders and investors, potentially leading to further declines in share price. An investor may find it more difficult to sell our common stock or to obtain accurate quotations of the share price of our common stock.

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE SIGNIFICANTLY.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies, trading volume in our common stock, dilution inherent to financing operations, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have instituted securities class-actions. Such litigation, if initiated, could result in substantial costs and a diversion of management’s attention and resources.

FAILURE OF OUR COMMON STOCK TO APPRECIATE IN VALUE COULD AFFECT OUR ABILITY TO RAISE WORKING CAPITAL AND ADVERSELY IMPACT OUR ABILITY TO CONTINUE OUR NORMAL OPERATIONS.

A prolonged period in which our common stock trades at current levels could result in our inability to raise capital and may force us to reallocate funds from other planned uses, which would have a significant negative effect on our business plans and operations. If our stock price does not increase from its current levels, there can be no assurance that we can raise additional capital or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not be able to have the resources to continue our normal operations.

THE LARGE NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR PUBLIC SALE AND THE FACT THAT A RELATIVELY SMALL NUMBER OF INVESTORS HOLD OUR PUBLICLY TRADED COMMON STOCK COULD CAUSE OUR STOCK PRICE TO FLUCTUATE WIDELY.

The market price of our common stock could fluctuate as a result of sales by our existing stockholders of a large number of shares of our common stock or by the perception that such sales could occur. A large number of shares of our stock is eligible for public sale and our common stock is concentrated in the hands of a small number of investors and is thinly traded. An attempt to sell by a large holder could adversely affect the price of our common stock. These sales or the perception that these sales might occur could also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

TRADING OF OUR STOCK MAY BE RESTRICTED BY THE SEC’S PENNY STOCK REGULATIONS, WHICH MAY LIMIT A STOCKHOLDER’S ABILITY TO BUY AND SELL OUR STOCK.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5.0 million or individuals with a net worth in excess of $1.0 million or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

NASD SALES PRACTICE REQUIREMENTS MAY ALSO LIMIT A STOCKHOLDER’S ABILITY TO BUY AND SELL OUR STOCK.

In addition to the “penny stock” rules described above, the NASD, Inc. (“NASD”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

WE DO NOT EXPECT TO PAY DIVIDENDS

We do not expect to declare or pay any dividends. We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

OWNERSHIP OF APPROXIMATELY 38% OF OUR OUTSTANDING COMMON STOCK BY FIVE STOCKHOLDERS WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.

A substantial majority of our capital stock is held by a limited number of stockholders. Five stockholders, including our officers and directors and parties affiliated with or related to such persons or to us, own approximately 38% of our outstanding common stock. Accordingly, such stockholders will likely have a strong influence on major decisions of corporate policy, and the outcome of any major transaction or other matters submitted to our stockholders or board of directors, including potential mergers or acquisitions, and amendments to our Amended and Restated Certificate of Incorporation. Stockholders other than these principal stockholders are therefore likely to have little influence on decisions regarding such matters.

WE HAVE INCURRED PENALTIES AND WILL CONTINUE TO DO SO UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE, WHICH COULD MATERIALLY AFFECT OUR FINANCIAL CONDITION.

We have agreed, at our expense, to prepare and file the registration statement covering the shares of common stock offered hereby with the SEC no later than December 29, 2005 and have such registration statement declared effective no later than January 28, 2006. We are liable for damages in the amount of $9,712 per month (1.5% of the amount invested in the September 2005 Private Placement) in the event the registration statement is not filed or effective within the prescribed periods, or becomes unavailable for use by the investors for an extended period. We have incurred damages of approximately $87,500.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to contain uncertainty and are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including the “Risk Factors” in this prospectus and documents which we incorporate by reference in this prospectus. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, in the materials referred to in this prospectus, in the materials incorporated by reference into this prospectus, or in our press releases.

No forward-looking statement is a guarantee of future performance, and you should not place undue reliance on any forward-looking statement.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered in this prospectus are solely for the account of the Selling Stockholders. Accordingly, we will not receive any proceeds from the sale of the shares by the Selling Stockholders. However, we would receive the exercise price of any common stock we sell to the Selling Stockholders upon exercise by them of their warrants, if such warrants are exercised. If warrants to purchase all of the underlying 718,517 shares of common stock are exercised for cash, we would receive approximately $729,302.78 of total proceeds, before expenses, subject to any further adjustment due to the anti-dilution provisions of the warrants. The Selling Stockholders are not obligated to exercise the warrants, and if none are exercised we will not receive any proceeds. In the event that any or all of the warrants are exercised for cash, the proceeds will be used for general corporate purposes. We cannot estimate how many, if any, warrants and options may be exercised as a result of this offering.

MARKET PRICE OF OUR COMMON STOCK

Our common stock trades under the symbol “STKP.PK” on the over-the-counter “Pink Sheets.” Quotations on the Pink Sheets reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The following table sets forth the range of high and low closing prices for our common stock for each quarterly period indicated, as reported by brokers and dealers making a market in the stock. Such quotations reflect inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions:

	High	Low
Year ending December 31, 2006
First Quarter	$1.00	$0.38
Second Quarter	$0.70	$0.50
Third Quarter	$0.55	$0.30

Year ended December 31, 2005
First Quarter	$2.00	$1.05
Second Quarter	1.40	1.03
Third Quarter	1.04	0.60
Fourth Quarter	0.70	0.50

Year ended December 31, 2004
First Quarter	No Activity
Second Quarter	$2.75	$2.30
Third Quarter	2.75	1.15
Fourth Quarter	2.12	2.00

The closing price of our common stock on October 27, 2006, as quoted on the Pink Sheets was $0.35 per share. As of August 18, 2006, we had approximately 55 stockholders of record.

SELLING STOCKHOLDERS

This prospectus relates to 2,354,197 shares of our common stock, including 718,517 shares of common stock underlying warrants that may be offered for sale or otherwise transferred from time to time by the Selling Stockholders named in this prospectus. The issuance of the shares upon exercise of the warrants is not covered by this prospectus; only the resale of the shares underlying the Warrants is covered. Each of the holders of shares of common stock or warrants exercisable for common stock is entitled to certain contractual registration rights, pursuant to which we are filing the Registration Statement on Form S-1 of which this prospectus forms a part.

The following table sets forth, to the best of our knowledge, the number of shares of common stock owned by each selling stockholder as of the date of this prospectus, the number of shares owned by them covered by this prospectus and the amount and percentage of shares to be owned by each selling stockholder after the sale of all of the shares offered by this prospectus. The table also sets forth the number of shares of common stock certain Selling Stockholders will receive upon exercise of their warrants. The terms and conditions of all such warrants are described in “DESCRIPTION OF OUR CAPITAL STOCK—Common Stock Purchase Warrants” below.

Except as indicated below, none of the Selling Stockholders has had any position, office or other material relationship with us within the past three years other than as a result of the ownership of our shares or other securities. The information included below is based on information provided by the Selling Stockholders or, where the Selling Stockholders have failed to provide us information regarding their stock ownership as indicated below, is based on our records of the shares issued in connection with the Laidlaw Private Placement, the April 2005 Investment and the September 2005 Private Placement. Because the Selling Stockholders may offer some or all of their shares, no definitive estimate as to the number of shares that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of common stock offered hereby will be sold. The term “Selling Stockholder” includes the stockholders listed below and their respective transferees, assignees, pledges, donees and other successors.

The applicable percentages of ownership are based on an aggregate of 6,635,680 shares of common stock issued and outstanding on September 12, 2006. This number does not include shares of common stock issuable upon exercise of outstanding warrants held by the Selling Stockholders.

Name	Shares Owned	Shares Which May Be Acquired Upon Exercise Of Warrants		Percentage of Shares Owned Before Offering (1)	Shares Offered		Shares Owned After Offering (2)	Percentage of Shares Owned After Offering
Critical Capital Growth Fund, L.P.	0	150,000		2.21%	150,000		0	0
Ronald W. Randle	16,667	8,333		*	25,000		0	0
John W. Eilers	33,333	16,667		*	50,000		0	0
Michael & Shiela Carroll	66,667	33,333		1.50%	100,000		0	0
William U. Hugie	13,333	6,667		*	20,000		0	0
Per Gustafasson**	216,667	108,333		4.82%	325,000		0	0
James A. Souble**	8,333	4,167		*	12,500		0	0
Bard Family Limited Partnership**	11,867	5,933		*	17,800		0	0
Joseph F. Quinn & Sandra Quinn	10,000	5,000		*	15,000		0	0
William R. and Joanne S. Jellison	11,333	5,667		*	17,000		0	0
Peter Nordin APS	100,000	50,000		2.24%	150,000		0	0
Joseph D. DeComa, Jr.	20,000	10,000		*	30,000		0	0
Ronald A. Martell**	6,667	3,333		*	10,000		0	0
Arlin Schmidt	33,333	16,667		*	50,000		0	0
Peter and Linda Licari**	11,333	5,667		*	17,000		0	0
Victor Schwartz	14,467	7,233		*	21,700		0	0
Thomas Englert	5,733	2,867		*	8,600		0	0
Ricardo and Marianne Guliot Gayoso	16,667	8,333		*	25,000		0	0
Jay and Diane Bielfield**	25,000	12,500		*	37,500		0	0
Jay A. Bielfield**	25,000	12,500		*	37,500		0	0
Peder Johnson**	6,933	3,467		*	10,400		0	0
John B. & Jane M. Shine	33,333	16,667		*	50,000		0	0
Jon Nyland**	13,333	6,667		*	20,000		0	0
Theodore V. Fowler	0	4,786	(3)	*	4,786	(3)	0	0
Craig Boden	0	1,328	(3)	*	1,328	(3)	0	0
Glen McKelvey	0	50	(3)	*	50	(3)	0	0
Michael Giles Pesackis	0	1,701	(3)	*	1,701	(3)	0	0
Brian Anderson	0	194	(3)	*	194	(3)	0	0
Ron Zuckerman	0	194	(3)	*	194	(3)	0	0
Robert Bonavenutra	0	1,240	(3)	*	1,240	(3)	0	0
Robert K. Connors	0	1,240	(3)	*	1,240	(3)	0	0
Laidlaw & Company (UK) Ltd.	0	12,328	(3)	*	12,328	(3)	0	0
Jason Russo	0	1,870	(3)	*	1,870	(3)	0	0
Todd Cirella	0	1,870	(3)	*	1,870	(3)	0	0
Hugh Marasa	0	3,459	(3)	*	3,459	(3)	0	0
Craig Bonn	0	1,240	(3)	*	1,240	(3)	0	0
Bonanza Trust**	0	15,750	(3)	*	15,750	(3)	0	0
Dianthus LLC**	0	15,750	(3)	*	15,750	(3)	0	0
John Pappajohn	173,915	86,958		3.88%	260,873		0	0
John C. Lipman	0	68,559		1.02%	68,559		0	0
Jack and Meryl Erlanger**	50,000	0		*	50,000		0	0
F/B/O Norman H. Pessin Neuberger Berman LLC Trust	300,000	0		4.52%	300,000		0	0
Carter Management Group LLC	235,294	0		3.55%	235,294		0	0
Endeavor Asset Management	176,471	0		2.66%	176,471		0	0
TOTAL	1,635,680	718,517		—	2,354,197		—	—

*	Less than 1%
**	In reliance on Rule 12b-21 of the Exchange Act, this information is based on our records of the shares issued in connection with the Laidlaw Private Placement, the April 2005 Investment and the September 2005 Private Placement. We are unable to further confirm this information because it rests peculiarly with the referenced Selling Stockholder, who is unaffiliated with the Company and has not responded to our numerous requests for such information.
(1)	Calculated based on Rule 13d-3(d)(i). In calculating this amount for each selling stockholder, we treated as outstanding the number of shares of common stock issuable upon exercise of that selling stockholder’s warrants but we did not assume exercise of any other selling stockholder’s warrants.
(2)	Assumes sale of all shares offered by the selling stockholder.
(3)	Laidlaw has advised us that the listed selling shareholders are associated persons of Laidlaw, received these warrants as a designee of Laidlaw in the ordinary course of business and at the time of receiving the securities had no agreements or understandings, directly or indirectly, with any person to distribute them. Laidlaw was entitled to receive these securities as partial compensation for its services as placement agent in the ordinary course of business and at the time of receiving the securities had no agreements or understandings, directly or indirectly, with any person to distribute them. These securities are subject to a 180-day lock-up agreement in accordance with the requirements of NASD Rule 2710(g)(1).

PLAN OF DISTRIBUTION

The Selling Stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest listed in a prospectus supplement selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in these types of transactions.

Laidlaw has indicated to us its willingness to act as selling agent on behalf of the persons listed in the above table as associated persons of Laidlaw. All shares sold, if any, on behalf of selling shareholders by Laidlaw would be in transactions executed by Laidlaw on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 5% of the gross proceeds. Laidlaw does not have an underwriting agreement with us and/or the selling shareholders and no selling shareholders are required to execute transactions through Laidlaw. In the event that there are other broker dealer firms involved in the distribution of securities on behalf of selling shareholders, the maximum commission or discount to be received will not be greater than 8% of the sale of any securities which were registered pursuant to this prospectus under SEC Rule 415.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

The securities laws of some states provide that the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with. Please consult your own legal and/or other advisors regarding the requirements in your state.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act. Notwithstanding anything contained herein to the contrary, an aggregate of 63,000 shares of common stock issuable upon exercise of warrants held by designees of Laidlaw are subject to a 180-day lock-up agreement in accordance with the requirements of NASD Rule 2710(g)(1) and will not be sold, pledged, assigned, transferred or hypothecated for a period of 180 days from the effective date of this prospectus except in accordance with the requirements of NASD Rule 2710(g)(2).

DESCRIPTION OF OUR CAPITAL STOCK

As of the date of this prospectus, we are authorized to issue 15,000,000 shares of common stock par value $0.001 per share. As of September 12, 2006, we had 6,635,680 shares of common stock issued and outstanding, and had reserved an additional (i) 718,517 shares of common stock for issuance upon exercise of outstanding warrants, and (ii) 1,410,000 shares of common stock for issuance under our 2004 Stock Option Plan.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than fifty percent of the shares voting for the election of directors can elect all of the directors. Holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of funds legally available therefor. In the event we liquidate, dissolve, or wind up, our holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock, as such, have no conversion, preemptive, or other subscription rights and except as noted herein, there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are, and the shares of common stock when issued and paid for as set forth in this Memorandum will be, fully paid and non-assessable.

We are registering 1,635,680 shares of common stock directly, including 700,000 shares that were purchased by investors in the Laidlaw Private Placement, 173,915 shares issued in connection with the April 2005 Investment and 761,765 shares issued in connection with the September 2005 Private Placement (all as described below), as well as all shares of common stock underlying each of the warrants described below.

Common Stock Purchase Warrants

CCGF Warrant

Critical Capital Growth Fund, L.P. (“CCGF”) is the holder of a warrant dated as of December 31, 2003 to purchase 150,000 shares of common stock (the “CCGF Warrant”). The CCGF Warrant is exercisable at any time before December 31, 2009 and contains certain customary provisions for adjustment of the number of shares issuable and the exercise price payable in the event of stock dividends or splits, recapitalizations or similar extraordinary capital events.

The Laidlaw Private Placement

On January 19, 2005, we completed a sale of 700,000 shares of common stock and warrants to purchase 350,000 shares of common stock (the “Private Placement Warrants”), for an aggregate of $1,050,000 of gross proceeds in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder (the “Laidlaw Private Placement”). The Private Placement Warrants provide for an initial exercise price of $2.00 per share, subject to adjustment upward or downward based on our earnings from recurring operations before interest payments, income tax, depreciation and amortization (“EBITDA”) for Fiscal 2005. The Private Placement Warrants also provide antidilution adjustments to the exercise price in the event we were to issue securities at prices (or with exercise or conversion prices) below the purchase price paid by investors in the Laidlaw Private Placement. Pursuant to their adjustment provisions, the exercise price of the Private Placement Warrants has been reduced to $0.98 per share.

In connection with the Private Placement, we paid to Laidlaw & Co. (UK), Ltd., as placement agent (“Laidlaw”), sale commissions of $94,500 (nine percent (9%) of the gross proceeds raised in such offering) and issued to Laidlaw five-year warrants to purchase 63,000 shares of common stock at an initial exercise price of $2.00 per share. The warrants granted to Laidlaw also contain certain anti-dilution provisions, including those based on our fiscal 2005 EBITDA. Pursuant to these adjustment provisions, the exercise price of the Laidlaw Warrants has been reduced to $0.98 per share. Laidlaw has subsequently assigned certain of its Warrants to certain designees, as indicated in the table set forth on page 15.

The April 2005 Private Placement

On April 7, 2005 we issued 173,915 shares of common stock and warrants to purchase 86,958 shares of common stock (the “April 2005 Warrants”) to one investor in full and complete satisfaction of our prior obligation to such investor in the amount of $200,002.25. The April 2005 Warrants are exercisable at any time within five years from their issuance, contain certain weighted-average price and EBITDA adjustments, as well as other anti-dilution and cashless exercise provisions. The exercise price of the April 2005 Warrants was reduced to $0.98 per share pursuant to such provisions.

The September 2005 Private Placement

On September 30, 2005 we completed an initial closing with respect to the sale of 761,765 shares of common stock for aggregate gross proceeds of $647,500 (or $0.85 per share), in a transaction exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder (the “September 2005 Private Placement”). We afforded to the purchasers of shares contractual price protection that requires us to issue additional shares to the purchasers in the event that we sell any shares at a per share price below that paid by the investors. To date, we have not issued any shares at such lower price.

In connection with the September 2005 Private Placement, we issued to an advisor five-year warrants to purchase 68,559 shares of common stock at an exercise price of $1.0625 per share (the “September 2005 Warrants”), subject to customary provisions for adjustment of the number of shares issuable and the exercise price in the event of stock dividends or splits, recapitalizations or similar extraordinary capital events. The exercise price of the September 2005 Warrants remains $1.0625 per share.

The Registration Rights Agreements entered into with the subscribers in the September 2005 Private Placement provided for monetary liquidated damages to be paid by us to each subscriber in the event that we did not file a registration statement with the SEC on or before the 45th day following the closing of the September 2005 Private Placement (the “Filing Deadline”). Such liquidated damages are in an amount equal to 1.5% of the amount invested for each 30 days following the Filing Deadline that we have not so filed a registration statement. From the Filing Deadline to the date of the registration statement of which this prospectus forms a part, we have paid an aggregate of $72,844 in liquidated damages to the September 2005 investors.

Preferred Stock

Our board of directors is authorized, subject to any limitations imposed by law, without stockholder approval, from time to time to issue up to a total of 5,000,000 shares of preferred stock, in one or more series, each series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as the board of directors may determine. As of the date of this prospectus no shares of preferred stock are issued and outstanding, nor does our board of directors have any present intention that such shares be issued.

Our board of directors may, at any time, decide to establish one or more series or classes of preferred stock with rights and privileges superior to those of our common stock in right of voting, preference on dividends or upon liquidation or any other matter pertaining to its shares.

Delaware Anti-Takeover Law and Charter and By-Law Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction by which the person became an interested stockholder is approved by the corporation’s board of directors and/or stockholders in a prescribed manner or the person owns at least 85% of the corporation’s outstanding voting stock after giving effect to the transaction in which the person became an interested stockholder. The term “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. A Delaware corporation may “opt out” from the application of Section 203 through a provision in its certificate of incorporation or by-laws. We have not “opted out” from the application of Section 203.

Under our certificate of incorporation and by-laws, our board of directors is not divided into classes, and each director serves for a term of one year. Any vacancies on our board of directors shall be filled by vote of the board of directors until the next meeting of stockholders when the directors are to be elected in the regular course of business, and until a successor has been duly elected and qualified. Delaware law also provides that any director may be removed from office, with or without cause, by the affirmative vote of the holders of a majority of the voting power of our then outstanding capital stock entitled to vote generally in the election of directors.

Our by-laws provide that meetings of stockholders may be called only by a majority of our board of directors, or in the case of a special meeting of stockholders, by certain officers of the Company or a majority of our board of directors or of a committee of our board of directors whose powers include the power to call such meetings.

The foregoing provisions of our certificate of incorporation and by-laws and the provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of our company.

Our common stock is issued in registered form, and our transfer agent is Corporate Stock Transfer, Inc., 3200 Cherry Drive South, Suite 430, Denver, CO 80209.

LEGAL MATTERS

The validity of the issuance of the common stock offered by this prospectus has been passed upon for us by Littman Krooks LLP, New York, New York.

EXPERTS

The consolidated financial statements included in this Registration Statement from the Company’s Annual Report on Form 10-K for the years ended December 31, 2005 and 2004, have been audited by Mayer Hoffman McCann P.C., an independent registered public accounting firm, as stated in their report, which are included in this Registration Statement, and have been so in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements for the year ended December 31, 2003 included in this prospectus have been so included in reliance on the report of Singer Lewak Greenbaum & Goldstein LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of the documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act, and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports and information statements and other information regarding registrants that file electronically with the SEC. You may read and copy the registration statement, these reports and other information at the public reference facility maintained by the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

MATERIAL CHANGES

Since December 31, 2005 there have been no material changes in our affairs which have not been described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information that we file with them. This means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus. See especially the “risk factors” included in each of the documents incorporated by reference. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2005, filed with the SEC on April 5, 2006;

•	our Current Reports on Form 8-K filed with the SEC on March 6, 2006, March 17, 2006 and October 17, 2006;

•	our Quarterly Report on Form 10-Q for the three months ended on March 31, 2006, filed on May 12, 2006, and for the three months ended on June 27, 2006, filed on August 11, 2006; and

•	our Proxy Statement on Schedule 14A filed with the SEC on August 25, 2006.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus.

Requests for such documents should be directed to:

Joseph Wulkowicz

Chief Financial Officer

Steakhouse Partners, Inc.

10200 Willow Creek Road

San Diego, CA 92131

Telephone: (858) 689-2333

You may also access the documents incorporated by reference in this prospectus through our website www.paragonsteak.com. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REORGANIZED COMPANY

FOR THE YEARS ENDED

DECEMBER 31, 2005, 2004 AND 2003

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

CONTENTS

December 31, 2005

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1-2

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets for Reorganized Company as of December 31, 2005 and 2004	F-3-4

Consolidated Statements of Operations for Reorganized Company as of December 31, 2005, 2004 and 2003 and Predecessor Company as of December 30, 2003	F-5-6

Consolidated Statement of Stockholders’ Equity (Deficit) for Reorganized Company as of December 31, 2005, 2004 and 2003	F-7

Consolidated Statement of Cash Flows for Reorganized Company as of December 31, 2005, 2004 and 2003 and Predecessor Company as of December 30, 2003	F-8-9

Notes to Consolidated Financial Statements	F-10-38

SUPPLEMENTAL INFORMATION

Valuation and Qualifying Accounts—Schedule II	F-39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Steakhouse Partners, Inc. and Subsidiaries

San Diego, California

We have audited the accompanying consolidated balance sheets of Steakhouse Partners, Inc. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. We have also audited the financial statement schedule of valuation and qualifying accounts. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2005 and 2004 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Steakhouse Partners, Inc. and its subsidiary as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has been unable to earn a profit during any year. The Company also maintained a current ratio of 0.22:1 and 0.23:1 for December 31, 2005 and 2004, respectively. Additionally, the Company had a working capital deficit of approximately $9,700,000 and 8,800,000 in 2005 and 2004, respectively. Those conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mayer Hoffman McCann PC

San Diego, California

March 7, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Steakhouse Partners, Inc. and Subsidiaries

We have audited the accompanying consolidated statements of stockholders’ equity and cash flows for the year ended December 31, 2003 (Reorganized Company) of Steakhouse Partners, Inc. and subsidiaries and the consolidated statements of operations, stockholders’ deficit, and cash flows for the year ended December 30, 2003 (Predecessor Company, Debtor-in-Possession). Our audit also included the financial statement schedule of Steakhouse Partners, Inc. and subsidiaries on Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the cash flows of Steakhouse Partners, Inc. and subsidiaries for the year ended December 31, 2003 (Reorganized Company) and the results of operations and cash flows for the year ended December 30, 2003 (Predecessor Company, Debtor-in-Possession), in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 2003 (Reorganized Company) and December 30, 2003 (Predecessor Company, Debtor-in-Possession), the Company maintained a current ratio of 0.31-to-1 and 0.25-to-1, respectively. In addition, during the year ended December 31, 2003 (Reorganized Company), the Company had a working capital deficit of approximately $9,000,000. These factors, among others, as discussed in Note 4 to the financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

March 16, 2004

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Reorganized Company as of Year End December 31, 2005 and 2004

(in thousands)

ASSETS

	December 31, 2005	December 31, 2004
Current assets
Cash and cash equivalents	$449	$716
Accounts receivable, net of allowance for doubtful accounts of $0 and $14	754	268
Inventories	950	907
Prepaid expenses and other current assets	471	707

Total current assets	2,624	2,598

Property, plant, and equipment, net	10,292	11,188
Liquor licenses	688	688
Deposits and other assets	330	200
Tradenames	13,921	13,921
Goodwill	2,879	2,879

Total assets	$30,734	$31,474

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—(Continued)

Reorganized Company as of Year End December 31, 2005 and 2004

(in thousands, except share and per share amounts)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	December 31, 2005	December 31, 2004
Liabilities
Current liabilities
Current portion of long term debt	$5,925	$3,725
Current portion of capital lease	309	258
Accounts payable	2,877	3,204
Accrued expenses	294	1,384
Unearned revenue	1,703	1,646
Reserve for self insurance claims	103	124
Sales and property taxes payable	55	48
Accrued payroll costs	1,031	1,045

Total current liabilities	12,297	11,434

Long term debt, net of current portion	2,695	5,660
Long term capital lease	8,429	8,738
Deferred rent	223	131

Total liabilities	23,644	25,963

Stockholders’ equity (deficit)
Common stock, $0.001 par value 15,000,000 shares authorized 6,635,680 and 5,000,000 shares issued and outstanding	7	5
Additional paid-in capital	8,758	7,596
Deferred compensation	(585)	(1,455)
Accumulated deficit	(1,090)	(635)

Total stockholders’ equity	7,090	5,511

Total liabilities and stockholders’ equity	$30,734	$31,474

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Reorganized Company for the Year Ended December 31, 2005, 2004, 2003

and Predecessor Company (Debtor-in-Possession)

for the Year Ended December 30, 2003

(in thousands, except per share amounts)

	Reorganized Company			Predecessor Company
	December 31, 2005	December 31, 2004	December 31, 2003	December 30, 2003
Revenues, net	$52,001	$54,505	$—	$77,758
Disposed restaurants	—	565	—	—

Revenues, net	52,001	55,070	—	77,758

Cost of sales
Food and beverage	17,016	18,261	—	28,396
Disposed restaurants	—	449	—	—
Payroll and payroll related costs	17,726	18,309	—	27,704
Disposed restaurants	—	289	—	—
Direct operating costs (includes asset impairment of $51, $0, and $0,)	11,234	11,194	—	20,008
Disposed restaurants	—	235	—	—
Depreciation and amortization	1,283	1,225	—	1,877
Disposed restaurants	—	10	—	—

Total cost of sales	47,259	49,972	—	77,985
Gross profit (loss)	4,742	5,098	—	(227)

General and administrative (includes non cash compensation of $388, $500, and $0 respectively)	4,348	4,459	—	4,711
Legal settlement	—	35	—	—

Income (loss) before other income (expense)	394	604	—	(4,938)
Other income (expense)
Miscellaneous income	386	132	—	179
Interest expense	(1,257)	(1,324)	—	(2,567)

Total other income (expense)	(871)	(1,192)	—	(2,388)
Loss before reorganization items, provision for income taxes, and Discontinuing operations	(477)	(588)	—	(7,326)

Reorganization items
Professional fees	(47)	(28)	—	(1,968)
Gain on rejection and sale of property, plant and equipment, net	—	54	—	3,516
Fresh Start Adjustment	26	—	—	—

Total reorganization items	(21)	26	—	1,548
Loss before provision for income taxes and discontinuing operations	(498)	(562)	—	(5,778)
Provision for income taxes	(43)	73	—	130

Loss before discontinued operations	(455)	(635)	—	(5,908)

Income from discontinued operations	—	—	—	1,057

Net Loss	$(455)	$(635)	$—	$(4,851)

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

Reorganized Company for the Year Ended December 31, 2005, 2004, 2003

and Predecessor Company (Debtor-in-Possession)

for the Year Ended December 30, 2003

(in thousands, except per share amounts)

	Reorganized Company			Predecessor Company
	December 31, 2005	December 31, 2004	December 31, 2003	December 30, 2003
Earnings (loss) per share
Basic
Loss from continuing operations	(0.08)	(0.13)	—	(1.74)

Earnings from discontinuing operations	—	—	—	0.31

Basic loss per share	$(0.08)	$(0.13)	$—	$(1.43)

Diluted
Loss from continuing operations	(0.08)	(0.13)	—	(1.74)

Earnings from discontinuing operations	—	—	—	0.31

Diluted loss per share	$(0.08)	$(0.13)	$—	$(1.43)

Weighted average shares
Basic	5,966	5,000	—	3,387

Diluted	5,966	5,000	—	3,387

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Reorganized Company for the Years Ended

December 31, 2005, 2004, 2003 and

Predecessor Company (Debtor-in-Possession)

for the Year Ended December 30, 2003

(in thousands, except shares)

	Preferred Stock				Common Stock		Treasury Stock	Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount					Total
Predecessor Company
Balance, December 30, 2002	1,000,000	$1	1,750,000	$2	3,386,522	$34	$(175)	$12,041	$—	$(32,798)	$(20,895)
Issuance of warrants in lieu of interest								60			60
Net Loss										(4,851)	(4,851)

Balance, December 30, 2003	1,000,000	1	1,750,000	2	3,386,522	$34	(175)	12,101	—	(37,649)	(25,686)
Adjustments per Fresh Start accounting	(1,000,000)	(1)	(1,750,000)	(2)	(3,386,522)	(34)	175	(12,101)	—	37,649	25,686

Reorganized Company
Conversion of DIP financing to:
Common Stock					4,500,000	5		4,996			5,001
Committed Stock					500,000	555					555

Balance, December 31, 2003	—	—	—	—	5,000,000	$560	—	$4,996	$—	$—	$5,556
Issuance of warrants in lieu of fees								90			90
Stock Options								1,955	(1,955)		—
Committed Stock Reclass						(555)		555			—
Amortization of Deferred Compensation									500		500
Net Loss										(635)	(635)

Balance, December 31, 2004	—	—	—	—	5,000,000	$5	—	$7,596	$(1,455)	$(635)	$5,511
Private Placement Memorandum					700,000	1		861			862
Issuance of Common Stock					935,680	1		783			784
Amortization of Deferred Compensation								(482)	870		388
Net Loss										(455)	(455)

Balance, December 31, 2005	—	$—	—	$—	6,635,680	$7	$—	$8,758	$(585)	$(1,090)	$7,090

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

Reorganized Company for the Year Ended December 31, 2005, 2004, 2003

and Predecessor Company (Debtor-in-Possession)

for the Year Ended December 30, 2003

(in thousands)

	Reorganized Company			Predecessor Company
	December 31, 2005	December 31, 2004	December 31, 2003	December 30, 2003
Cash flows from operating activities
Net income (loss) from continuing operations	$(455)	$(635)	$—	(5,909)
Net income (loss) from discontinuing operations	—	—	—	1,057
Adjustment to reconcile net loss from continuing operations to net cash provided by (used in) operating activities
Depreciation and amortization (including $51 of asset impairment)	1,334	1,235	—	1,877
Gain on disposal of rejected leases	—	—	—	(1,116)
Gain on sale of property, plant and equipment through bankruptcy	—	—	—	(2,400)
Reserve for uncollectible deposits and other assets	—	—	—	303
Forgiveness of debt	—	—	—	(1,057)
Fresh Start Adjustment	51	—	—	—
Issuance of warrants in lieu of interest	—	—	—	60
Amortization of stock options issued below FMV to employees	388	500	—	—
(Increase) decrease in operating assets
Accounts receivable	(486)	(220)	—	762
Inventories	(43)	392	—	428
Prepaid expenses and other current assets	628	(12)	—	572
Deposits and other assets	(130)	(106)	—	21
Increase (decrease) in operating liabilities
Accounts payable	(429)	(889)	—	275
Accrued expenses	(932)	(232)	—	851
Unearned revenue	57	(263)	—	(454)
Reserve for self insurance claims	(21)	(47)	—	175
Sales and property taxes payable	(40)	(538)	—	(394)
Accrued payroll costs	(14)	27	—	(1,048)
Deferred rent	92	82	—	—

Net cash used in continuing operating activities	0	(706)	—	(5,997)
Cash flows from investing activities
Change in restricted cash	—	—	—	42
Purchases of property, plant, and equipment	(417)	(436)	—	(189)
Proceeds from the sale of property, plant and equipment	—	620	—	1,827

Net cash (used in) provided by continuing investing activities	(417)	184	—	1,680

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW—(Continued)

Reorganized Company for the Year Ended December 31, 2005, 2004, 2003

and Predecessor Company (Debtor-in-Possession)

for the Year Ended December 30, 2003

(in thousands)

	Reorganized Company			Predecessor Company
	December 31, 2005	December 31, 2004	December 31, 2003	December 30, 2003
Cash flows from financing activities
Proceeds from issuance of debt	—	200	—	5,000
Proceeds from issuance stock	1,446	—	—	—
Principal payments on debt and capital leases	(1,296)	(1,168)	—	(1,228)

Net cash provided by (used in) continuing financing activities	150	(968)	—	3,772
Net decrease in cash and cash equivalents	(267)	(1,490)	—	(545)
Cash and cash equivalents, beginning of the year	716	2,205	2,205	2,750

Cash and cash equivalents, end of year	$449	$715	$2,205	2,205

Non—cash investing and financing transactions
Issuance of common stock for conversion of debt	$200	—	—	—

Financing of insurance payment through note payable	$391	$396	$275	$275

Supplemental disclosures of cash flow information
Interest paid	$1,257	$1,219	$1,668	$1,668

Income taxes paid	$33	$—	—	—

Supplemental disclosures of cash flow information for reorganization expenses paid in connection with the Chapter 11 proceedings
Professional fees paid for services	$806	$554	$1,968	$1,968

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005

NOTE 1—COMPANY BACKGROUND AND OPERATIONS

Steakhouse Partners, Inc. (“Steakhouse”), a Delaware corporation, was incorporated on June 3, 1996 under the name “Texas Loosey’s Steakhouse & Saloon, Inc.” On December 19, 1996, the Board of Directors adopted a resolution to change its name to “Galveston’s Steakhouse Corp.” Up until December 21, 1998, Galveston’s Steakhouse Corp. owned two steakhouse restaurants and operated two others in Southern California, which together formerly comprised all of the restaurants known as “Texas Loosey’s Chili Parlor & Saloon” (“Texas Loosey’s”).

Galveston’s Steakhouse Corp. first acquired two Texas Loosey’s restaurants on August 19, 1996 pursuant to an Asset Purchase Agreement, dated April 10, 1996, which was subsequently amended on November 1, 1998, and closed escrow on the remaining two Texas Loosey’s restaurants on May 1, 1999.

On December 21, 1998, Galveston’s Steakhouse Corp. acquired Paragon Steakhouse Restaurants, Inc. and subsidiaries (Paragon of Michigan, Inc., Paragon of Nevada, Inc., and Paragon of Wisconsin, Inc.) (collectively, “PSR”) through its acquisition of all of the outstanding capital stock of PSR. PSR owns and operates restaurants located primarily throughout California, Arizona, and the Great Lakes Region. PSR also owned Pacific Basin Foods, Inc. (“PBF”), a company which was engaged in purchasing and selling food and other restaurant supplies to PSR and nonaffiliated companies. As discussed in Note 3, on October 11, 2002, PBF filed for protection under Chapter 7 of the United States Bankruptcy Court. PBF ceased operations effective as of the filing date.

During the year ended December 31, 1999, Galveston’s Steakhouse Corp.’s name was changed to Steakhouse Partners, Inc. (Steakhouse Partners, Inc. and its subsidiaries PSR and PBF are referred to herein collectively as the “Company.”)

On December 31, 2003, the effective date of the Company’s Plan of Reorganization (the “Plan”), all of the outstanding preferred stock, common stock, stock options, and warrants of the Company before confirmation were canceled and Steakhouse Investors, LLP (“Steakhouse Investors”) received 90% of the new common stock of the reorganized company in exchange for a full and complete release of the Company’s obligations under the DIP agreement other than interest.

NOTE 2—BANKRUPTCY FILINGS

General

On February 15, 2002, Steakhouse filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Central District of California (the “Bankruptcy Court”).

On February 19, 2002, PSR also filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court.

The February 15, 2002 filing was made in response to certain notes aggregating $1.7 million, which the Company was unable to pay (see Notes 9 and 11).

Plan Investors

On August 13, 2003, the Predecessor Company obtained and received Court approval for a $5.0 million senior secured convertible debtor-in-possession financing facility (the “DIP Credit Facility”) from Steakhouse Investors for payment of permitted pre-petition claims, working capital needs, letter of credit and other general

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

corporate purposes. The DIP Credit Facility required that the Predecessor Company maintain certain financial covenants. In addition, under the agreement, the Predecessor Company was required to accrue interest at a rate of 6% per annum, which was capitalized on each payment date and added to the outstanding principal until confirmation. Upon confirmation of the plan, the DIP Credit Facility was converted into 90% of the new common stock of the Reorganized Company in exchange for a full and complete release of the Predecessor Company’s obligations under the DIP Credit Facility agreement other than interest.

Confirmation of Plan of Reorganization

The Company commenced a balloting and solicitation process with respect to the “Plan of Reorganization” (as hereinafter defined), which concluded December 3, 2003.

On December 31, 2003 (the “Effective Date”) the Predecessor Company emerged from reorganization proceedings (hereinafter, the “Reorganized Company”) under Chapter 11 of the federal bankruptcy laws pursuant to the terms of the Plan of Reorganization.

Upon confirmation of the Plan of Reorganization on the Effective Date, the entire balance of the DIP facility, including accrued interest, became due and payable to Steakhouse Investors. Accordingly, Steakhouse Investors received 4.5 million shares, or 90%, of the new common stock of the Reorganized Company, in exchange for a full and complete release of the Predecessor Company’s obligations under the DIP Credit Facility agreement, other than interest. The outstanding preferred stock, common stock, stock options, and warrants of the Predecessor Company before confirmation were all canceled.

Discharge of Liabilities

On the Effective Date, all then-outstanding equity securities of the Predecessor Company, as well as substantial amounts of its pre-petition liabilities, were cancelled. The new authorized securities of the Reorganized Company on the Effective Date pursuant to the Plan of Reorganization, consisted of 15.0 million shares of new common stock and 5.0 million shares of new preferred stock. All of the shares of the new common stock issued on the Effective Date were or will be distributed pursuant to the Plan of Reorganization in satisfaction of pre-petition claims, except for 4.5 million shares issued to Steakhouse Partners in exchange for $5.0 million DIP Credit Facility.

All such shares were issued without registration under the Securities Act of 1933 in reliance on the provision of Section 1145 of the Bankruptcy Code and Section 4(2) of the Securities Act of 1933. In addition, as part of the Plan of Reorganization an independent creditor litigation trust (“Creditor Trust”) was established for the benefit of the Predecessor Company’s pre-petition creditors.

The Company’s financial affairs were completely restructured under circumstances, whereby Steakhouse Investors exchanged its $5,000,000 super-priority administrative claim for 90% of the newly issued common stock in the reorganized company. In addition, all of the Company’s pre-petition liabilities were completely restructured upon confirmation of the Bankruptcy Plan, whereby the Company will be obligated to pay the following obligations:

1. Priority tax claim in the amount of approximately $1.9 million will be paid over a four-year period from the Effective Date with interest payable at 6% per annum. In 2005, the Bankruptcy Court amended this claim and stipulated the amount at approximately $1.8 million. (See Financial Note #8).

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AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

2. Secured claims in the amount of approximately $2.2 million will be paid as follows: (a) $1.5 million will be paid in full over a period of six years. Interest only will be paid over the first three years, and the principal will be paid over the remaining three years and (b) $0.6 million will be deemed paid upon the transfer of all of the assets and lease rights of one of the Company’s restaurants in Torrance, California. On December 31, 2003, the Effective Date, the Company emerged from bankruptcy. All of the assets and lease rights of the Torrance, California, restaurant were transferred in satisfaction of such secured claim. (See Financial Note #8).

3. Unsecured claims in the amount of approximately $8.7 million to $12.7 million will be paid as follows: (a) general unsecured claims in the amount of $8.0 million to $12.0 million will be paid an estimated recovery of 50% to 70%. Each allowed claim will receive its pro rata share of $1.0 million within 30 days of the effective date of the Bankruptcy Plan and payments under an approximate $5.0 million note payable, which will be paid in the amount of $0.5 million on each April, August, and December of each year for the next three years. In addition, on December 31, 2006, the remaining unpaid balance of approximately $0.5 million becomes due. The note is non-interest-bearing and due on or before December 2006. Currently, the Company and the Trustee for the unsecured creditors are negotiating extending the payments over a longer period of time so the payments conform more closely to available cash flow. In addition, the general, unsecured creditors will receive their pro rata share of 0.5 million shares of common stock, representing 10% of the new common stock of the Company and (b) convenience claims in the amount of approximately $0.7 million will be paid an estimated recovery of 50%. (See Financial Note #8)

Accounting Impact

According to Statement of Position (“SOP”) 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” the financial statements of an entity in a Chapter 11 reorganization proceeding should distinguish transactions and events that are directly associated with the reorganization from those operations of the ongoing business as it evolves. Accordingly, SOP 90-7 requires the following financial reporting and accounting treatment:

•	Balance Sheet—The balance sheet separately classifies liabilities subject to compromise from liabilities not subject to compromise.

•	Statement of Operations—Pursuant to SOP 90-7, revenues and expenses, realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business are reported in the statement of operations separately. Professional fees are expensed as incurred.

•	Statement of Cash Flows—Reorganization items are reported separately within the operating, investing, and financing categories of the statement of cash flows with respect to the financial statements, or details of operating cash receipts and payments resulting from the reorganization are disclosed in a supplementary schedule.

Upon emergence from bankruptcy, Steakhouse Partners implemented fresh-start accounting under the provisions of SOP 90-7. Under SOP 90-7, the reorganization fair value of Steakhouse Partners was allocated to its assets and liabilities, its accumulated deficit was eliminated, and its new equity was issued according to the Plan of Reorganization as if it were a new reporting entity.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Fresh-Start Accounting

The Reorganized Company adopted the provisions of fresh-start accounting as of December 31, 2003. In accordance with fresh-start accounting, all assets and liabilities were recorded at their respective fair market values upon emergence from Chapter 11. Such fair values represented the Company’s estimates based on independent appraisals and valuations. Immaterial differences between estimated pre-petition liabilities assumed by the Reorganized Company and the final settlement amounts are recognized as they occur. As the Predecessor Company’s emergence from bankruptcy was December 31, 2003, and the end of the Predecessor Company’s fiscal year was December 30, 2003, there are no operations in the Reorganized Company presented as of December 31, 2003.

To facilitate the calculation of the enterprise value of the Reorganized Company, the Company developed a set of financial projections. Based on these financial projections and with the assistance of a financial advisor, the enterprise value was determined by the Company, using various valuation methods, including (i) a comparison of the Company and its projected performance to the market values of comparable companies, (ii) a review and analysis of several recent transactions of companies in similar industries to the Company, and (iii) a calculation of the present value of the future cash flows under the projections. The estimated enterprise value is highly dependent upon achieving the future financial results set forth in the projections as well as the realization of certain other assumptions which are not guaranteed.

SOP 90-7 requires an allocation of the reorganization equity value in conformity with procedures specified by APB 16, Business Combinations, as amended by SFAS 141, Business Combinations, for transactions reported on the basis of the purchase method. The excess of reorganization value over fair value of net assets (“goodwill”) was $2.9 million and $18.9 million as of December 31, 2004 and 2003, respectively. As an adjustment to the fair value of net assets and offset to goodwill, the Company had its Tradenames (Intangibles) valued by an outside firm. As of December 31, 2004, that value was $13.9 million. Also as an offset to goodwill, the Company had its total gift certificate liability valued by an outside firm. As of December 31, 2004, that liability was reduced by $2 million.

Goodwill rollforward:

Balance 12/31/03	$18,881,786
Fresh Start Adjustments:
Assets	35,146
Gift Certificate Liability	(2,022,641)
Tradenames	(13,921,000)
Accounts Payable and Other Accruals	(132,763)
Additional liability (attorney fees) related to the company bankruptcy reorganization	658,501
Gain on Disposal of restaurants	(619,713)

Balance 12/31/04	$2,879,316

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

The following table reflects the reorganization adjustments to the consolidated balance sheet as of December 31, 2003:

	Predecessor Company December 30, 2003	Reorganization		Fresh Start Accounting (f)	Reorganized Company December 31, 2003
ASSETS
Current assets
Cash and cash equivalents	$2,205,221	$—		$—	$2,205,221
Accounts receivable, net	67,909	—		—	67,909
Inventories, net	1,298,203	—		—	1,298,203
Prepaid expenses and other current assets	497,416	—		—	497,416

Total current assets	4,068,749	—		—	4,068,749

Property, plant, and equipment
Building	$2,020,748	$—		$(2,020,748)	$—
Machinery and equipment	2,121,433	—		596,067	2,717,500
Leasehold improvement	688,351	—		(688,351)	—
Capital leases	13,682,442	—		(3,817,568)	9,864,874
Smallwares	949,999	—		(949,999)	—

	19,462,973	—		(6,880,599)	12,582,374
Less accumulated depreciation and amortization	6,352,419	—		(6,352,419)	—

	13,110,554	—		(528,180)	12,582,374

Other assets
Liquor license	—	—		688,000	688,000
Deposits and other assets	103,407	—		—	103,407
Cash—restricted under collateral agreements	480,496	(480,496	)(d)	—	—
Goodwill	—	—		18,881,786	18,881,786

TOTAL ASSETS	$17,763,206	$(480,496)		$19,041,606	$36,324,316

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

	Predecessor Company December 30, 2003	Reorganization		Fresh Start Accounting (f)	Reorganized Company December 31, 2003
LIABILITIES NOT SUBJECT TO COMPROMISE
Current liabilities
Current portion of long-term debt	$5,137,118	$(5,000,000	)(b)	$—	$2,058,222
		(137,118	)(a)
		2,058,222	(a)
Current portion of capital lease	—	258,918	(c)	—	258,918
Accounts payable	3,144,654	1,427,935	(a)		4,572,589
Accrued expenses	1,596,858	(1,407,167	)(d)	—	189,691
Unearned revenue	3,932,122	—		—	3,932,122
Reserve for self insurance claims	578,904	(578,904	)(d)		72,716
		72,716	(a)
Sales and property taxes payable	585,299	—		—	585,299
Accrued payroll costs	1,473,853	—		—	1,473,853

Total current liabilities	16,448,808	(3,305,398)			13,143,410
Long term debt, net of current portion	1,341,313	(1,341,313	)(a)	—	7,906,213
		7,906,213	(a)
Long term capital lease, net of current portion	—	9,605,956	(c)	—	9,605,956
Deferred rent		113,182	(e)	—	113,182
Deferred tax liability	119,411	(119,411	)(d)	—	—

Total liabilities not subject to compromise	17,909,532	12,859,229		—	30,768,761

Liabilities subject to compromise	25,540,623	(25,540,623	)(a)(c)	—	—

STOCKHOLDERS’ DEFICIT
Predecessor Company preferred stock, Series B	$1,000	$—		$(1,000)	$—
Predecessor Company preferred stock, Series C	1,750	—		(1,750)	—
Predecessor Company common stock	33,865	—		(33,865)	—
Reorganized Company common stock	—	4,500	(b)	—	4,500
Reorganized Company committed stock	—	555,555	(a)	—	555,555
Predecessor Company treasury stock	(175,000)	—		175,000	—
Predecessor Company additional paid-in capital	12,100,750	4,995,500	(b)	(12,100,750)	4,995,500
Reorganized Company additional paid-in capital	—	—		—	—
Accumulated deficit	(37,649,314)	(6,645,343	)(a)	(31,003,971)	—

Total stockholders’ deficit	(25,686,949)	12,200,898		19,041,606	5,555,555

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$17,763,206	$480,496		$19,041,606	$36,324,316

STEAKHOUSE PARTNERS, INC.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

(a)	To record the discharge of pre-petition liabilities in the amount of $25.5 million the restructured pre-petition liabilities converted into notes payable in the amount of $9.9 million, in accordance with the Plan of Reorganization.
(b)	To record the conversion of DIP Financing in the amount $5.0 million to 4.5 million shares of common stock upon emergence from bankruptcy, in accordance with the Plan of Reorganization.
(c)	To reclassify the capital lease obligations of the retained restaurants upon emergence from bankruptcy in the amount of $9.9 million.
(d)	To record discharge of post-petition accrued liabilities which were restructured in accordance with the Plan of Reorganization in the amount of $1.9 million and to write-off cash-restricted under collateral agreements as collectability is in doubt.
(e)	To straight-line rent of the retained restaurants.
(f)	To adjust the carrying value of assets, liabilities, and stockholders’ equity to fair value, in accordance with fresh-start accounting.

NOTE 3—DISCONTINUED OPERATIONS

The Pacific Basin Foods (“PBF”) subsidiary was a wholesale food distributor serving the restaurant industry. Its principal clients were Paragon and several small regional chains. As Paragon downsized and reduced the total number of restaurants serviced by PBF, the volume required to maintain its economic feasibility also diminished.

On October 11, 2002 (the “Filing Date”), the Predecessor Company’s wholly owned subsidiary, PBF, filed for protection under Chapter 7 of the United States Bankruptcy Court (“Bankruptcy Court”) in the Central District of California, located in Riverside. The subsidiary ceased operations effective as of the Filing Date. In February 2003, the Bankruptcy Court approved the Chapter 7 Liquidation for PBF.

The results of operations of PBF have been classified as discontinued operations in the accompanying consolidated statements of operations for the fiscal years ended 2003 and 2002. The assets and liabilities of the discontinued operations at fiscal year ended 2002 consisted of the following:

Accounts receivable	$57,989
Inventories	30,574
Prepaid expenses and other assets	43,562
Property, plant, and equipment, net	53,866
Other assets	114,366

Total assets of discontinued operations	$300,357

Accounts payable	$1,134,030
Accrued expenses	149,128
Capital lease obligations	74,662

Total liabilities of discontinued operations	1,357,820

NET LIABILITIES OF PBF IN LIQUIDATION	$(1,057,463)

During February 2003, the Predecessor Company finalized the liquidation of PBF. In connection with final liquidation the Company recorded a gain in the amount of $1,057,463 during the year ended December 31, 2003, as the liabilities exceeded the assets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

NOTE 4—GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, during the years ended December 31, 2005 and 2004 (Reorganized Company) and December 30, 2003 (Predecessor Company, Debtor-in-Possession), the Company maintained a current ratio of 0.22-to-1, 0.23-to-1 and 0.25-to-1, respectively. In addition, during the years ended December 31, 2005 and 2004 (Reorganized Company) and December 30, 2003 (Predecessor Company, Debtor-in-Possession), the Company had a working capital deficit of approximately $9.7 million, $8.8 million and $12.4 million, respectively. In fiscal 2005, the Company successfully completed the first phase (minimum) of a Private Placement Memorandum for approximately $1.4 million. If the Company is unable to generate profits and unable to obtain additional financing for its working capital requirements, it may have to curtail its business sharply or cease business altogether.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to restructure its current financing, to obtain additional financing, and ultimately to attain profitability.

Management has evaluated its current operations, and it has focused the Company’s efforts and developed plans to generate operating income to continue the Company’s operations through the year ending December 31, 2006.

Management’s plans include the following:

1. Improving the Company’s financial performance through cost-reduction and restructuring of administrative overhead.

2. Refinancing the Plan of Reorganization’s Short Term Debt with Long Term Obligations.

3. Raising money through placements of its equity securities.

NOTE 5—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following discussion addresses the Company’s most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results and that require significant judgment.

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of Steakhouse and its subsidiaries, PSR and PBF. Significant intercompany amounts and transactions have been eliminated in consolidation.

Fiscal Year-End

The Company reports its operations on a 52-53 week fiscal year ending on the Tuesday closest to December 31. For financial statement purposes, the Company reports all years as ending December 31 (the “fiscal year end”). As a result of the Company’s emergence from bankruptcy on December 31, 2003, the Predecessor Company’s financial statements were reported on the last day of the fiscal year, which was December 30, 2003, and the Reorganized Company’s financial statements were reported on December 31, 2003.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Revenue Recognition

Revenues are generally recognized when services are rendered.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks and credit card receivables. The Company maintains its cash deposits at numerous banks located throughout the United States deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of amounts due from customers and credit card receivables. The Company has provided for an allowance for doubtful accounts, which management believes to be sufficient to account for all uncollectible amounts. Trade receivables are evaluated on an item-by-item basis and written off if deemed uncollectible.

Inventories

Inventories, consisting principally of food, beverages, and restaurant supplies, are valued at the lower of cost (first-in, first-out) or market.

Property, Plant, and Equipment

Property, plant, and equipment, including leasehold improvements, are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings 20 years

Furniture, fixtures, and equipment 5 years

Improvements to leased property are amortized over the lesser of the life of the lease or the life of the improvements. Amortization expense on assets acquired under capital leases is included with depreciation and amortization expense on owned assets.

Maintenance and minor replacements are charged to expense as incurred. Gains and losses on disposals are included in the results of operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. In evaluating long-lived assets for impairment, a number of factors are considered:

A)	Restaurants sales trends;

B)	Local competition;

C)	Changing demographic profiles;

D)	Local economic conditions;

E)	New laws and government regulations that adversely effect sales and profits; and

F)	The ability to recruit and train skilled restaurant employees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. During 2005 fiscal year, the Company recorded an impairment charge of $51,000 to reduce the fair value of the furniture, fixtures and equipment, located at its Troy, Michigan, location to net realizable values.

Self-Insurance

In the past the Company was self-insured for certain losses related to general liability and workers’ compensation. The Company maintained stop loss coverage with third party insurers to limit its total exposure. The self-insurance liability represents an estimate of the ultimate cost of old claims incurred as of the balance sheet date. The estimated liability is based upon analysis of historical data and actuarial estimates, and is reviewed by the Company on a quarterly basis to ensure that the liability is appropriate. If for any reason in the final settlement of these old claims, the results differ from our estimates, our financial results could be impacted.

Goodwill

In June 2001, the FASB issued SFAS 141, “Business Combinations,” and SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 141 superseded APB Opinion No. 16, “Business Combinations.” The provisions of SFAS 141 require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill; and, require that unamortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS 141 also requires that upon adoption of SFAS 142, certain intangible assets be reclassified into or out of goodwill based on certain criteria. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 prohibit the amortization of goodwill and indefinite-lived intangible assets and require that such assets be tested annually for impairment (and in interim periods if events or circumstances indicate that the related carrying amount may be impaired), require that reporting units be identified for purposes of assessing potential impairments, and remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

SFAS 142 requires that goodwill be tested for impairment using a two-step process. The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Identifiable Intangible Assets

The identifiable intangible assets consist of the tradenames (Carvers, Hungry Hunter’s, Hunter’s Steakhouse, Mountain Jack’s, Carvers Creek, Cliffhouse, The Whaling Company and Tippecanoe Place) valued at approximately $13.9 million. The Company has determined the tradenames to have an indefinite useful life

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

and therefore is not amortizing the balance. In accordance with FAS 142, the Company will review the useful life each reporting period, and will test the asset for impairment at least annually, or more frequently if there are indications that the asset is impaired. No impairment existed as of December 31, 2005.

Unearned Revenue

The Company sells gift cards and recognizes a liability, which is included in unearned revenue, for gift cards outstanding until the gift cards is redeemed or considered to be unredeemable. These gift cards do not carry an expiration date, so if all outstanding gift cards are redeemed at once, our financial results (cash) would be impacted.

Deferred Rent

The leases on various facilities include certain rent relief and scheduled increasing monthly payments thereafter. In accordance with accounting principles generally accepted in the United States of America, the Company has accounted for these leases to provide for even charges to operations over the lives of the leases.

Stock-Based Compensation

SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” an amendment of SFAS No. 123, provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation.

SFAS No. 123, “Accounting for Stock-Based Compensation,” establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered.

The Company is required to disclose the pro forma effect of accounting for stock options based on the fair value method. The Company uses the Black-Scholes option-pricing model to calculate the fair value of options. The table below represents a reconciliation of the Company’s pro forma net income giving effect to the estimated compensation expense related to stock options that would have been reported if the Company utilized the fair value:

	Reorganized Company		Predecessor Company
	2005	2004	2003
	(in thousands)
Net loss as reported	$(455)	$(635)	$(4,851)
Add: Stock based employee compensation expense determined under intrinsic method for all awards, net of related tax effect	388	409	—
Deduct: Stock based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(560)	(453)	(192)
PRO FORMA NET LOSS	$(627)	$(679)	$(5,043)
Basic loss per common share
As reported (Basic & Diluted)	$(0.08)	$(0.13)	$(1.43)
Pro forma (Basic & Diluted)	$(0.10)	$(0.14)	$(1.49)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

For purposes of computing the pro forma disclosures required by SFAS No. 123, the fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: (1) The Reorganized Company (a) for the year ended December 31, 2005 used: dividend yield of 0%, expected volatility of 82%, risk-free interest rate of 4.0%, and expected life of three years, and (b) for the year ended December 31, 2004 used: dividend yield of 0%, expected volatility of 50%, risk-free interest rate of 2.9%, and expected life of three years; (2) The Predecessor Company for the year ended 2003 used: dividend yield of 0%, expected volatility of 50%, risk-free interest rate of 6.3%, and expected life of five years. (Note: Effective with confirmation of the Plan of Reorganization on December 31, 2003, all existing stock options, stock option plans, and warrants were canceled.) The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which do not have vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Predecessor Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Fair Value of Financial Instruments

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for notes payable also approximate fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same.

Advertising and Promotional Costs

Advertising and promotional costs are charged to expense as incurred. Advertising and promotional costs for the fiscal years ended 2005 and 2004 (Reorganized Company), and 2003 (Predecessor Company, Debtor-in-Possession), were $0.7 million, $0.9 million, and $1.7 million respectively.

Direct Operating Costs

Direct operating costs consist of those direct costs associated with operating the restaurant locations, exclusive of depreciation and amortization expense.

Income Taxes

The Company utilizes SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Net Loss Per Share

The Company utilizes SFAS No. 128, “Earnings per Share.” Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding. Diluted

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive. As such, basic and diluted loss per share is the same.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncement

In October 2005, the Financial Accounting Standards Board (“FASB”) issued Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period. The guidance requires rental costs for operating leases during the construction period to be recognized as rental expense. The guidance permits either retroactive or prospective treatment for periods beginning after December 15, 2005. We currently comply with this guidance and, therefore, the application of FSP 13-1 did not have a material effect on our consolidated financial statements.

In June 2005, the FASB reached a consensus on EITF 05-06, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination. The guidance requires that leasehold improvements acquired in a business combination or purchased subsequent to the inception of a lease be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. We currently comply with this guidance and, therefore, the adoption of EITF 05-06 does not have a material impact on our consolidated financial statements.

In May 2005, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 requires retrospective application, or the latest practical date, as the preferred method to report a change in accounting principle or correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In March 2005, the FASB issued FASB Interpretation No. (“FIN”) 47, Accounting for Conditional Asset Retirement Obligations. FIN 47 clarifies the term conditional asset retirement obligation and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. The types of asset retirement obligations that are covered by FIN 47 are those for which an entity has a legal obligation to perform an asset retirement activity; however the timing and/or method of settling the obligation are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123, Share-Based Payment. SFAS 123(R) is a revision of SFAS 123, Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25, Accounting for

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DECEMBER 31, 2005

Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123(R) is effective at the beginning of the first annual period beginning after June 15, 2005. Under APB Opinion No. 25, no stock-based compensation cost has been reflected in our net income for grants of stock options to employees. Beginning in the first quarter of 2006, we will recognize compensation expense in our financial statements based on the fair value of all share-based payments to employees. SFAS 123(R) also changes the accounting for the tax effects of options, including the presentation of the tax effects on the consolidated statements of cash flows. The future impact of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted. However, had SFAS 123(R) been adopted in prior periods, the effect would have approximated the SFAS 123 pro forma net income and earnings per share disclosures, as reflected in Footnote 15 to our financial statements.

In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107 to provide public companies additional guidance in applying the provisions of SAFS 123(R). Among other things, SAB 107 describes the staff’s expectations in determining the assumptions that underline the fair value estimates and discusses the interpretations of SFAS 123(R ) with certain existing staff guidance. SAB 107 should be applied upon the adoption of SFAS 123(R ).

NOTE 6—PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following (in thousands):

	December 31, 2005	December 31, 2004	December 31, 2003
Leasehold improvements	$210	$140	—
Furniture, fixtures, and equipment	3,391	3,038	2,717
Leased property and buildings under capital leases	9,226	9,226	9,865

	12,827	12,404	12,582
Less accumulated depreciation and amortization	2,535	1,216	—

TOTAL	$10,292	$11,188	$12,582

Depreciation and amortization expense was $1.3 million, $1.2 million and $0 for the fiscal years ended December 2005, 2004 and 2003, respectively. Depreciation includes amortization of property and buildings under capital leases of approximately $0.6 million, $0.6 million and $0 for the fiscal years ended 2005, 2004 and 2003, respectively. During fiscal year 2005, the Company recorded an impairment charge of $51,000 to reduce the fair value of the furniture, fixtures and equipment, located at its Troy, Michigan, location to net realizable values.

On February 15, 2002, Steakhouse filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court (see Note 2). Under Chapter 11, the Company had the right to reject any leases entered into by the Company before the bankruptcy filing date. As of the fiscal years ended 2003 and 2002 (Predecessor Company, Debtor-in-Possession), the Company has rejected six and fifteen operating leases, respectively, related to closed and/or poorly performing restaurants.

As of the fiscal years ended 2003 and 2002, (Predecessor Company, Debtor-in-Possession) the property, plant, and equipment associated with such leases had a net book value of $1.5 million and $1.7 million, respectively,

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DECEMBER 31, 2005

deferred rent liabilities of approximately $0.4 million and $0.5 million, respectively, capital lease obligations of $2.2 million and $2.7 million, respectively. The Company recorded a net gain during the fiscal years ended 2003 and 2002 of $1.1 million and $1.3 million, respectively, in connection with these rejected leases.

As of the fiscal years ended 2003 and 2002, the Company had negotiated the sales of nine and three restaurant leases, respectively, and related property, plant, and equipment for gross proceeds of $1.8 million and $1.1 million. As of the fiscal years ended 2003 and 2002, the property, plant, and equipment associated with such leases had net book values of $1.3 million and $0.7 million, deferred rent liabilities of $0.1 million and $0.4 million, respectively and capital lease obligations of $2.1 million and $0, respectively. The Predecessor Company recorded a net gain during the fiscal years ended 2003 and 2002 of $2.4 million and $0.8 million respectively, in connection with such sales.

During 2004, the Reorganized Company completed the sale of four restaurant leases and related property, plant and equipment for gross proceeds of $0.6 million. The sale of these restaurants was conducted through the Company’s bankruptcy proceeding and was not finalized until February 2004. As a result of the Company’s adoption of “fresh start” accounting as of December 31, 2003, the gain realized by the Company in connection with this transaction has been recorded as a reduction of goodwill.

NOTE 7—PREDECESSOR COMPANY NOTE RECEIVABLE

To obtain a letter of credit for $2.6 million required by one of the Predecessor Company’s lessors, the Predecessor Company placed a $500,000 deposit with the third party procurer of the letter of credit on November 8, 1998. The Predecessor Company in turn was able to secure its deposit with the third party procurer of the letter of credit with a non-negotiable promissory note that is non-interest-bearing. In exchange for the letter of credit, the Company was required to pay to the third party procurer approximately $0.1 million and annually issue warrants to purchase 20,000 shares of common stock on the anniversary date of the letter of credit, pro rata for each year the letter of credit was outstanding. Any money drawn on the letter of credit would have incurred an interest charge of 12% per annum, and repayment of the amount drawn down and interest charges are due within 90 days.

In exchange for certain services rendered by an investor related to the letter of credit, the Predecessor Company was required to pay the investor $42,000 and issue annually warrants to purchase 13,600 shares of common stock on the anniversary date of the letter of credit, pro rata for each year the letter of credit was outstanding.

The letter of credit matured in five years from the date of issuance and was callable after two years from the date of issuance by the Predecessor Company upon payments of amounts due to the issuer. The Predecessor Company reduced the note receivable by $74,670 and $118,000 during each of the fiscal years ended 2003 and 2002, respectively. The remaining balance as of fiscal year ended 2003 was $0.

As of the Effective Date of the Plan of Reorganization, the letter of credit was rejected and all associated warrants were cancelled.

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DECEMBER 31, 2005

NOTE 8—NOTES PAYABLE

Notes payable consisted of the following (in thousands):

	December 31, 2005	December 31, 2004	December 31, 2003
Priority Tax Claim $1,921, $1,921 and $1,797 for 2003, 2004 and 2005, respectively, paid over a four-year period from the Effective Date with interest payable at 6% per annum	$1,049	$1,557	$1,921

Secured Claim $1,535 paid over a six-year period, only interest (6%) to be paid over the first three years and the principal to be amortized over the remaining three years	1,474	1,459	1,535

Unsecured Claims $8,000 to $12,000 will be paid an estimated recovery of 50% to 70%. Each allowed claim will receive its pro rata share of $1,000 within 30 days of the effective date of the Bankruptcy Plan and payments under a $5,030 notes payable, which will be paid in the amount of $500 on each April, August and December for the next three years. Any unpaid principal is due on December 31, 2006	4,855	4,855	5,030

Note payable, dated June 1, 2005, bearing interest at 5.0% per annum with an original principal of $299. The note requires ten monthly payments of $30 through March 2006	61	24	61

Note payable to Sanders Constructions Co, dated July 8, 2005, bearing interest at 8.0% per annum with an original principal of $6, paid over one year period	4	—	—

Note payable from related party, bearing interest at 11% per annum with an original principal of $80. The note requires monthly payments of $1 and is due on August 1, 2009	—	—	72

	2005	2004	2003
Note payable, bearing interest at 9% per annum with an original principal of $1,290. The note requires monthly payments starting May 1, 2005 and is due on or before January 1, 2008	1,177	1,290	1,345

Convertible note, non-interest bearing, converted to common stock in 2005	—	200	—

	8,620	9,385	9,964

Less current portion	5,925	3,725	2,058

LONG-TERM PORTION	$2,695	$5,660	$7,906

Notes payable future payments:

	2006	2007	2008	2009	2010	Thereafter	TOTAL
Notes Payable	$5,925	$1,494	$627	$540	$34	—	$8,620

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DECEMBER 31, 2005

NOTE 9—PREDECESSOR COMPANY CONVERTIBLE DEBT

The Predecessor Company issued convertible debt, as summarized below, payable to various individuals, which was convertible at the option of the holder into the Predecessor Company’s common stock. Interest at 6% per annum was payable on a quarterly basis. If the note holders had elected to convert their debt to common stock, the conversion price for each share would have been equal 85% of the average closing price of the Predecessor Company’s common stock for the five days preceding the conversion date. There were no conversions to common stock during the fiscal years ended 2003 and 2002. The terms associated with each series for the fiscal years ended 2003 and 2002 were as follows (in thousands):

2003
6% notes, due June 3, 2001	$600
6% notes, due July 15, 2001	400
6% notes, due July 23, 2001	100
1,100
Less amounts subject to compromise	1,100
TOTAL AMOUNT NOT SUBJECT TO COMPROMISE	$—

In accordance with accounting principles generally accepted in the United States of America, the discount on the conversion feature of the above notes, arising from the 85% conversion feature, was considered to be interest expense and was recognized in the statement of operations during the period from the issuance of the debt to the time at which the debt becomes convertible.

The Predecessor Company was in default on these obligations, as the Predecessor Company did not make payments as the notes came due.

Upon emergence, all convertible debt of the Predecessor Company was reclassified as an Unsecured Claim.

NOTE 10—PREDECESSOR COMPANY SECURED EXCHANGEABLE NOTES

On September 29, 1998, the Predecessor Company issued a secured exchangeable note of approximately $0.7 million, maturing on September 28, 2003. Interest on the note was at 14.375% per annum based on a 360-day year and accrued from the date of the note and was payable upon exchange of the note into common stock. The coupon rate of the note increased by 2.25% every 360 days, up to a maximum of 25%. At fiscal year end, December 31, 2003, the interest rate was 25%. The note could have been exchanged for the Predecessor Company’s common stock at an exchange price equal to $4.65 or the average of the four low trades in the primary market for trading of the Predecessor Company’s common stock over the 22 trading days immediately proceeding the exchange date, reduced by an exchange discount.

This note also provided warrants for the purchase of 73,125 shares of the Predecessor Company’s common stock at any time during the period commencing on the date of the note through September 28, 2003 at an exercise price per share equal to $5.28. The warrants could have been exercised whole or in part.

On December 21, 1998, the Predecessor Company issued a secured exchangeable note of $1.4 million, maturing on September 28, 2003. Interest on the note was at 12% per annum based on a 360-day year and accrued from the date of the note and was payable upon exchange of the note into common stock. The coupon rate of the note increased by 2.25% every 360 days up to a maximum of 25%. At December 31, 2003, the interest

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DECEMBER 31, 2005

rate was 23.25%. The note could have been exchanged for the Predecessor Company’s common stock at an exchange price equal to $5.50 or the average of the four low trades in the primary market for trading of the Predecessor Company’s common stock over the 22 trading days immediately proceeding the exchange date, reduced by an exchange discount.

This note also provided warrants for the purchase of outstanding shares of the Predecessor Company’s common stock at any time during the period commencing on the date of the note through September 28, 2003 at an exercise price per share equal to $5.28. The warrants could have been exercised whole or in part.

In connection with the bankruptcy filing, the secured exchangeable notes were reclassified to liabilities subject to compromise.

Upon emergence, all secured notes of the Predecessor Company were classified as Unsecured Claims as part of Plan of Reorganization.

NOTE 11—PREDECESSOR COMPANY DEFERRED GAIN ON SALE-LEASEBACK

During November 2001, PSR completed a sale-leaseback transaction on one of its restaurants for $0.9 million. In connection with the transaction, the buyer was required to remit $600,000 of the proceeds to an escrow account to be used for future improvements on the restaurant by the Predecessor Company. This amount was included in cash—restricted under collateral agreements.

The Predecessor Company recorded a deferred gain in the amount of $0.9 million on the transaction and amortized the gain over the life of the lease in accordance with SFAS No. 28, “Accounting for Sales with Leasebacks.” As of the fiscal year ended 2003, the Predecessor Company entered into a compromising agreement to dispose the restaurant. As such, part of the deferred gain in the amount of $0.6 million was offset against the proceeds in the escrow account, while the remaining $0.3 million was recognized as income from reorganization items.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Leases

The Predecessor Company leased land and building sites for its restaurant operations. These leases had initial terms generally ranging from 10 to 35 years and, in certain instances, provide for renewal options ranging from five to 25 years. Certain of these leases required additional (contingent) rental payments by the Predecessor Company if sales volumes at the related restaurants exceed specified levels. Most of these lease agreements required payments of taxes, insurance, and maintenance costs by the Predecessor Company.

The Predecessor Company also leased restaurant and transportation equipment under operating and capital leases. Those leases had initial terms generally ranging from four to seven years and required a fixed monthly payment or, in the case of transportation equipment, additional payments on a per mile basis.

The Reorganized Company has assumed all leases with the same terms as the Predecessor Company that have not been rejected as of December 31, 2003. The Reorganized Company has assumed and operated 25 unit leases as of December 31, 2005.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Future minimum lease payments for all leases with initial or remaining terms of one year or more at December 31, 2005 were as follows (in thousands):

Year Ending December 31,	Operating Leases	Capital Leases
2006	$2,498	$1,284
2007	2,417	1,285
2008	2,175	1,285
2009	2,058	1,295
2010	1,944	1,297
Thereafter	13,305	10,549

	$24,397	$16,995
Less amount representing interest		8,257

		8,738
Less current portion		309

LONG-TERM PORTION		$8,429

In order to guarantee its subsidiary’s performance under several leases, the Predecessor Company was obligated to post a letter of credit in the amount of $2.6 million in favor of the master lessor. Two of the Predecessor Company’s officers arranged for a third party to purchase the letter of credit in consideration of a loan to the third party of $0.5 million to be repaid without interest upon the expiration of the line of credit term. The Predecessor Company guaranteed the officers’ performance under this agreement. Additional payments of approximately $0.1 million and $42,000 were also due annually to the third party and his broker, respectively, upon renewal of the line of credit, pursuant to the arrangement with the third party. Subsequent to fiscal year end 2003, the Predecessor Company’s contractual obligation to post a letter of credit was not assumed in the Bankruptcy Plan approved by the United States Bankruptcy Court effective December 31, 2003.

Under Chapter 11, the Predecessor Company had the right to reject any lease entered into by the Predecessor Company before the bankruptcy filing date. During the fiscal years ended 2002 and 2003, the Predecessor Company rejected fifteen and six operating leases, respectively. The liabilities related to these leases at fiscal year end 2003 are included in liabilities subject to compromise or accounts payable based on the nature of the claim. The rejected leases have been excluded from the above schedule of future minimum payments.

At the time of its bankruptcy filing, the Predecessor Company was a party to certain lease agreements with P.S. Realty Partners, L.P. On July 1, 2002, the Predecessor Company entered into a settlement agreement with the landlord, whereby several lease terms were modified or shortened. This settlement was approved by the Bankruptcy Court on July 1, 2002.

For the fiscal years ended 2005, 2004, and 2003, rent expense was $2.6 million, $2.6 million, and $4.7 million, respectively, excluding rent expense incurred by the Predecessor Company’s wholly owned subsidiary, PBF. Rent expense incurred by PBF for the fiscal years ended 2003 was $0.

Self Insurance

The Predecessor Company has self-insured retention insurance programs for general liability and employee health plans with varying deductibles and certain maximum coverage under the Company’s risk management program. Amounts estimated to be payable with respect to existing claims for which the Predecessor Company is liable under its self-insured retention have been accrued as liabilities.

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DECEMBER 31, 2005

The Predecessor Company is also required to maintain cash deposits securing future payments under the programs and has entered into an arrangement with the insurance companies, whereby they have placed cash deposits into money market funds controlled by the insurance companies and granted the insurance companies a security interest in the cash deposits. These deposits were included in cash-restricted under collateral agreements. Estimated liabilities related to self-insurance were $1.2 million and $1.0 million at fiscal years ended 2003 and 2002, respectively. As a result of the bankruptcy filing, the Predecessor Company reclassified $0.6 million and $0.6 million for the fiscal years ended 2003 and 2002, respectively, of the self-insurance reserve to liabilities subject to compromise as such amounts represented pre-petition liabilities. Included in the estimated liability is the amount estimated to be payable with respect to existing claims for workers’ compensation during the period the Predecessor Company was self-insured for workers’ compensation.

Upon emergence from the bankruptcy, the Reorganized Company has determined that the collectability of cash-restricted under collateral agreement is in doubt and has written the balance off. In addition, the Company has written-off most liabilities related to self-insurance according to the Plan of Reorganization. There are several claims the Company still has potential liability for, and as of December 31, 2005, the maximum liability could be $112,000. However, the Company has received several proposed settlements that would reduce total liability to approximately $73,000 and at this point the claims are fully reserved.

Supplier Concentration

During 2005, the Company had a major vendor that accounted for approximately $5.0 million (11%) of the Company’s total purchases. At December 31, 2005, the amount payable to this vendor was approximately $0.2 million. The Company did not have any supplier concentrations in 2004. While the Company believes other suppliers are available if the vendor unexpectedly stops supplying the product, the Company could experience an interruption in its ability to supply its customers.

Litigation

During the fiscal year ended 2001, the Predecessor Company settled a lawsuit filed by several ex-employees of the Predecessor Company in the amount of $0.8 million, which was included in other income (expense). In addition, as of the fiscal year ended 2001, the Predecessor Company had made payments on the settlement of $600,000, leaving an unpaid balance of $200,000. As of December 31, 2003, under the final Plan of Reorganization, the remaining unpaid balance of $200,000 became an unsecured claim and will be paid as discussed in Note 2.

On July 5, 2002, the Predecessor Company entered into a settlement agreement with IDine, whereby the Company will pay IDine $2,047,429 upon confirmation of the Plan of Reorganization by the Court, and IDine will dismiss its prior claims. The Predecessor Company had accrued $2,047,429 for this settlement. In connection with this settlement the Company recorded a gain in the amount of $960,000, which represents the difference between the original liability due and the liability due after settlement. During the fiscal year ended 2003, the Predecessor Company made payments in the amount of $702,095 to IDine, reducing the note payable as of fiscal year ended 2003 to $1,345,334. The remaining balance has been included as notes payable of the Reorganized Company in the accompanying financial statements.

The Company is periodically a defendant in cases involving personal injury and other matters that arise in the normal course of business. While any pending or threatened litigation has an element of uncertainty, the Company believes that the outcome of any pending lawsuits or claims, individually or combined, will not materially affect the financial condition or results of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

As a result of the bankruptcy filings all pending litigation and claims against the Company was stayed, and no party may take any action to realize its pre-petition claims, except pursuant to an order of the Bankruptcy Court.

Employment Agreements

On April 16, 2004, the Company’s Board of Directors confirmed the appointments of Thomas A. Edler and Tod Lindner as members of the Compensation and Audit Committees, and adopted a Code of Ethics. The Board of Directors also ratified the decisions of the Compensation Committee to enter into employment agreements with three executives for three-year terms and adopted the 2004 Stock Option Incentive Plan, subject to shareholder approval.

The employment agreements with the three executive officers require annual gross salary payments of $200,000, $156,000 and $150,000 respectively, for the three executives each of whom may be terminated without cause. However, in the event any agreement is terminated without cause, the Company is obligated to pay twelve months salary to the executive. The employment agreements also provide a set number of stock options subject to shareholder approval of the 2004 Stock Incentive Plan and an annual bonus for specific performance criteria, subject to the approval of the Compensation Committee of the Board of Directors.

NOTE 13—LIABILITIES SUBJECT TO COMPROMISE

Under bankruptcy law, actions by creditors to collect indebtedness the Predecessor Company owes prior to the Petition Date are stayed and certain other pre-petition contractual obligations may not be enforced against the debtors. The Predecessor Company received approval by the Court to pay certain pre-petition liabilities, including employee salaries and wages, benefits, produce costs and other utilities. All pre-petition liabilities have been classified as liabilities subject to compromise in the consolidated balance sheet.

Adjustment to the claims may result from negotiations, payments authorized by the court order, additional rejection of executor contracts including leases, or other events. Pre-petition liabilities were outstanding until the bankruptcy process was completed, whereby the ultimate number and amount of allowable claims was ascertained, as discussed in Note 2.

Liabilities subject to compromise at December 30, 2003 consisted of the following (in thousands):

Convertible debt (see note 10)	$1,100
Secured exchange note (see note 11)	2,000
Notes payable (see note 9)	2,525
Accounts payable (see note 2—discharge of liabilities)	5,796
Reserve for self insurance (see note 13—self insurance)	581
Capital lease obligations (see note 13—leases)	9,865
Deferred gain on sale-leaseback (see note 12)	—
Deferred rent (see note 2)	1,284
Other accrued liabilities (see note 2)	2,389

TOTAL	$25,541

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

The following is a reconciliation of the changes in Liabilities subject to compromise for the period from the Petition Date through December 30, 2003:

Balance, Petition Date	$38,205
Court order authorizing payments of salaries and benefit, utilities, and payments to critical vendors	(2,275)
Payments on workers compensation and general liability	(183)
Adjustments to workers compensation and general liability accrual	75
Payments on capital leases obligation	(500)
Adjustments due to closed, rejected, or sold leases	(8,305)
Adjustment to deferred gain on sale-leaseback	(873)
Settlement of IDine contract	(782)
Other	178

BALANCE, END OF PERIOD	$25,541

NOTE 14—STOCKHOLDERS’ EQUITY

Predecessor Company

Effective with confirmation of the Plan of Reorganization on December 31, 2003, all existing preferred, common stock, warrants and accumulated deficit were canceled.

Reorganized Company

Preferred Stock

The Reorganized Company has authorized 5.0 million shares of preferred stock, which may be issued from time to time in one or more series by the Board of Directors. In addition, the Board is authorized to set the rights, preference, privileges, and restrictions of these shares, including dividends rights, conversion rights, voting rights, and liquidation preferences. These shares may have rights senior to those of the Company’s common stock holders. As of December 31, 2005, the Company did not have any preferred shares outstanding.

Common Stock and Warrants

As of the Effective date (December 31, 2003) of the Joint Plan of Reorganization, the Debtor-in-Possession financing as provided for by Steakhouse Investors, LLC converted to 90% of the common stock, or 4,500,000 shares, and the balance of the common stock was set aside to the trustee of the unsecured creditors or 0.5 million shares as partial payment of their claims.

As of the Effective Date (December 31, 2003) of the Joint Plan of Reorganization, the Company granted a warrant to purchase 150,000 shares of common stock to its secured claim note holder. The warrant was granted in consideration of the Company’s secured claim note holder extending the payment terms of its secured claim in the amount of $1,535,000. The warrant (i) is exercisable after February 1, 2005 (ii) has an exercise price of $1.11 per share (iii) and expires six years from the date of issuance. The Company has valued the warrants at $90,000, which represent the fair market value of consideration received. The value of the warrants has been recorded as a deferred financing cost, which will be amortized over six years, the extended payment terms of the note. In 2005, the Company amortized $15,000, in 2004 $13,750 and in 2003 $0.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

On January 19, 2005, in a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) of such Act and Regulation D promulgated thereunder, the Company completed an initial closing with respect to the sale, pursuant to the Private Placement Memorandum, of 700,000 shares of common stock and common stock purchase warrants (the “Warrants”) to purchase 350,000 shares of common stock, at an initial exercise price of $2.00 per share (the “Exercise Price”), for an aggregate of $1,050,000 of gross proceeds (the “Private Placement”). Following the delivery of the Company’s audited financial statements for the year ended December 31, 2005 (“Fiscal 2005”), the Exercise Price of the Warrants will be subject to increase or decrease based on the Company’s earnings from recurring operations before interest payments, income tax, depreciation and amortization (“EBITDA”) for Fiscal 2005. The Exercise Price will be adjusted as follows upon the date of exercise: (i) increased by 5% (but in no event will the Exercise Price exceed $2.50) for every $100,000 by which EBITDA for Fiscal 2005 exceeds $3.5 million (the “EBITDA Threshold”) and (ii) decreased by 10% (but in no event will the Exercise Price be less than $1.00) for every $100,000 by which Fiscal 2005 EBITDA is below the EBITDA Threshold.

In connection with the common stock offering described above, The Company paid to an advisor engaged in connection with such offerings (the “Agent”) commissions of $94,500 (nine percent (9%) of the gross proceeds raised in such offerings) and issued to the Agent five (5) year warrants to purchase 63,000 shares of common stock (the “Agent Warrant Shares”) at an exercise price of $2.00 per share. The Company also granted to the Agent certain registration rights with respect to the Agent Warrant Shares.

The Company is required to disclose the pro forma effect of warrants based on the fair value method. The value of the warrants using the Black-Scholes pricing model is $46,215. The weighted-average assumptions to derive that value are: dividend yield of 0%, expected volatility of 35%, risk-free interest rate 3.4%, and expected life of five years.

On April 7, 2005 in a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) of such Act and Regulation D promulgated there under, the Company issued to an investor 173,915 shares of common stock and warrants (the “April Warrants”) to purchase 86,958 shares of common stock (the “April Warrant Shares”), at an initial exercise price of $2.00 per share (the “April Exercise Price”), in full and complete satisfaction of the Company’s obligation to pay such investor $200,002.25. Following the delivery of the Company’s audited financial statements for Fiscal 2005, the April Exercise Price of the April Warrants will be subject to increase or decrease based on our EBITDA for Fiscal 2005. The April Exercise Price will be adjusted as follows upon the date of exercise: (i) increased by 5% (but in no event will the April Exercise Price exceed $2.50) for every $100,000 by which EBITDA for Fiscal 2005 exceeds $3.5 million and (ii) decreased by 10% (but in no event will the Exercise Price be less than $1.00) for every $100,000 by which Fiscal 2005 EBITDA is below the EBITDA Threshold.

On September 30, 2005, in a transaction exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of such Act and Regulation D promulgated there under, the Company completed an initial closing with respect to the sale of 761,765 shares of common stock for an aggregate of $647,500 of gross proceeds (the “Offering”). The Shares contain certain price protection provisions. The Shares were issued with restricted security legends.

In connection with the Common Stock offering described above, the Company paid to an advisor engaged in connection with such offerings (the “Agent”) commissions of $58,275 (nine percent (9%) of the gross proceeds raised in such offerings) and issued to the Agent five (5) year warrants to purchase 68,559 shares of common stock (the “Agent Warrant Shares”) at an exercise price of $1.0625 per share. The Company also granted to the Agent certain registration rights with respect to the Agent Warrant Shares.

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

The Company is required to disclose the pro forma effect of warrants based on the fair value method. The value of the warrants using the Black-Scholes pricing model is $13,239. The weighted-average assumptions to derive that value are: dividend yield of 0%, expected volatility of 50%, risk-free interest rate 4.2%, and expected life of five years.

Stock Options

The 2004 Stock Incentive Plan (the “Incentive Plan”) was approved by the Company’s Board of Directors in April 2004 and by the Company’s shareholders in January 2005. The Incentive Plan was intended to attract and retain persons eligible to participate in the Incentive Plan, to motivate Participants to achieve long-term Company goals and to further align participants’ interest with those of the Company’s other stockholders. There were initially 1.5 million shares available for grant under the Incentive Plan. The number of shares available under the Incentive Plan may automatically increase, at the discretion of the Board, by a number equal to the lesser of (i) 25% of the fully diluted total number of shares of common stock then outstanding, or (ii) 2,000,000 shares. Options vest over a period determined by the Board of Directors for up to ten years from the date of grant. The exercise price of options granted under the Incentive Plan are determined by the Board of Directors, provided that the exercise price is not less than fair market value of the Reorganized Company’s common stock on the date of grant.

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Authorized for grant	1,500,000	—	—
Outstanding at December 31, 2004	(1,330,000)	1,330,000	$1.11
Granted	(385,000)	385,000	$1.11
Exercised	—	—	—
Forfeited	305,000	(305,000)	$1.11

Balance at December 31, 2005	90,000	1,410,000	$1.11

The weighted average fair value of each option granted during the years ended December 31, 2005 and 2004 was $0.13 and $1.62, respectively. As of December 31, 2005, there were options outstanding with respect to 1,410,000 shares of common stock with a weighted average remaining life of 8.96 years, of which options with respect to 492,582 shares are exercisable at December 31, 2005.

As of April 2004, the Company granted options to purchase in the aggregate 975,000 shares of common stock to employees with an exercise price of $1.11 per share. One-third of the options become exercisable on the last day of each year starting April 1, 2005. The Company recorded deferred compensation charge of $1.4 million, in connection with the issuance as the exercise price of the stock options was less than the fair market value of the Company’s stock price as of the date of grant. The Company will amortize the deferred compensation charge over the vesting period of the options. The Company expensed approximately $344,000 in 2005, $400,000 in 2004 and $0 in 2003.

As of April 2004, the Company granted options to purchase 100,000 shares of common stock to two members of its board of directors with an exercise price of $1.11 per share. The options become exercisable on April 1, 2005. The Company recorded deferred compensation charge of $144,000 in connection with the issuance as the exercise price of the stock options was less than the fair market value of the Company’s stock price as of the date of grant. The Company will amortize the deferred compensation charge over the vesting period of the options. The Company expensed approximately $44,000 in 2005, $100,000 in 2004 and $0 in 2003.

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

As of February 2005, the Company granted options to purchase in the aggregate 25,000 shares of common stock to an employee with an exercise price of $1.11 per share. One-third of the options become exercisable on the last day of each year starting February 23, 2006. The Company did not record a deferred compensation charge in connection with the issuance as the exercise price of the stock options was equal to or greater than the fair market value of the Company’s stock price as of the date of grant.

As of December 2005, the Company granted options to purchase 250,000 shares of common stock to one of its stockholders for services to be rendered over a period of two years. The options have an exercise price of $1.11 per share. One-third of the options were vested immediately upon grant with the remaining two-thirds vesting on the last day of each year starting March 1, 2006. The Company uses the fair value method to measure the value of stock-based compensation issued to non-employees in accordance with SFAS 123 and EITF Issue No. 96-18. In accordance with such pronouncements all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, which ever is more reliable measurable. In connection with the issuance, the Company determined that the fair value of the stock options granted was a more reliable measure of value than the value of consideration received.

The fair value of the options using the Black-Scholes pricing model is $25,000. The weighted-average assumptions to derive that value are: dividend yield of 0%, expected volatility of 66%, risk-free interest rate of 4.0%, and an expected life of two years.

NOTE 15—REORGANIZED COMPANY AND PREDECESSOR COMPANY STOCK-BASED COMPENSATION

Predecessor Company

Effective with confirmation of the Plan of Reorganization on December 31, 2003, all stock options, stock option plans, and warrants were canceled.

Reorganized Company

The Incentive Plan (See Note 14) was established by the Company to attract and retain persons eligible to participate in the Incentive Plan, to motivate Participants to achieve long-term Company goals and to further align participants’ interest with those of the Company’s other stockholders. The Incentive Plan was adopted as of April 1, 2004, subject to the approval by the Company’s stockholders within 12 months after such adoption date. Stockholder approval was obtained in January 2005. There were initially 1.5 million shares available under the Incentive Plan. The number of shares available under the Incentive Plan may automatically increase, at the discretion of the Board, by a number equal to the lesser of (i) 25% of the fully diluted total number of shares of common stock then outstanding, or (ii) 2.0 million shares. Options vest over a period of time as determined by the Board of Directors for up to 10 years from the date of grant. The exercise price of options granted under the Incentive Plan are determined by the Board of Directors, provided that the exercise price is not less than fair market value of the Reorganized Company’s common stock on the date of grant. Since the Reorganized Company’s common stock did not start trading under its new symbol STKP.PK until May 3, 2004, the Board of Directors determined the exercise price to be the same as the price of the converted DIP loan shares to equity per the Plan of Reorganization or $1.11 as the fair market value.

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

NOTE 16—INCOME TAXES

Significant components of the provision for taxes based on income for the fiscal years ended 2005, 2004 and 2003 were as follows (in thousands):

	Reorganized Company		Predecessor Company
	2005	2004	2003
Current
Federal	$—	$—	$—
State	(43)	23	132

	(43)	23	132

Deferred
Federal	—	—	—
State	—	—	(2)

	—	—	(2)

PROVISION FOR INCOME TAXES	$(43)	$23	$130

A reconciliation of the provision for income tax expense with the expected income tax computed by applying the federal statutory income tax rate to income before provision for income taxes for the fiscal years ended 2005, 2004, and 2003 was as follows:

	Fiscal Years Ended
	2005	2004	2003
Income tax provision computed at federal statutory tax rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	5.3	(10.6)	(2.3)
Increase in valuation reserve and other	(39.8)	(29.7)	(34.4)

TOTAL	(0.5)%	(6.3)%	(2.7)%

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

Significant components of the Company’s deferred tax assets and liabilities for federal income taxes consisted of the following at the fiscal years ended 2005 and 2004 (in thousands):

	Fiscal Years Ended
	2005	2004
Deferred tax assets
Net operating losses	$2,057	$2,062
Tax credit carry-forwards	921	—
Asset valuation reserves	—	—
Property, plant, and equipment	—	—
Other	1,827	2,597

Total deferred tax assets	4,805	4,659

Deferred tax liabilities
Property, plant, and equipment	(2,220)	(2,216)
Other	(196)	(86)

Total deferred tax liabilities	(2,416)	(2,302)

	(2,389)	2,357
Valuation allowance	2,389	(2,357)

NET DEFERRED TAX LIABILITY	$—	$—

The Company has net operating loss carry-forwards of approximately $5.5 million for federal and $2.3 million for state, which will expire through 2025.

In addition, the Company has Federal credit carry-forwards of about $1.0 million, which will expire through 2025.

The reorganization of the Company on the Effective Date constituted an ownership change under Section 382 of the Internal Revenue Code. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation’s stock by more than 50 percentage points in the shorter of any three-year period or the period beginning the day after the day of the last ownership change. Section 382 may apply to limit the Reorganized Company’s future ability to any remaining NOL’s and tax credits generated before the ownership change and certain subsequently recognized built-in losses and deductions, if any, existing as of the date of the ownership change.

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

NOTE 17—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following tables list the Company’s quarterly financial information for the fiscal years ended 2005, 2004, and 2003 (in thousands, except per share amounts):

	2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues	$13,303	$13,288	$12,063	$13,347	$52,001
Gross profit (loss)	$1,415	$1,253	$775	$1,299	$4,742
Income (loss) before other income (expense)	$286	$159	$(329)	$278	$394
Net income (loss)	$153	$(36)	$(673)	$101	$(455)
Basic earnings (loss) per share from continuing operations	$0.03	$(0.01)	$(0.11)	$0.01	$(0.08)

	2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Diluted earnings (loss) per share from continuing operations	$0.03	$(0.01)	$(0.11)	$0.01	$(0.08)
Common stock trading range
High	$2.000	$1.400	$1.040	$0.700	$2.000
Low	$1.050	$1.030	$0.600	$0.500	$0.500

	2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues	$14,159	$14,318	$12,767	$13,826	$55,070
Gross profit (loss)	$1,145	$1,268	$992	$1,693	$5,098
Income (loss) before other income (expense)	$129	$58	$(135)	$552	$604
Net income (loss)	$(113)	$(293)	$(515)	$286	$(635)
Basic earnings (loss) per share from continuing operations	$(0.02)	$(0.06)	$(0.11)	$0.06	$(0.13)

	2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Diluted earnings (loss) per share from continuing operations	$(0.02)	$(0.06)	$(0.11)	$0.06	$(0.13)
Diluted (loss) per share	$(0.02)	$(0.06)	$(0.11)	$0.06	$(0.13)
Common stock trading range
High	$0.000	$2.750	$2.750	$2.120	$2.750
Low	$0.000	$2.300	$1.150	$2.000	$0.000

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2005

	2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Revenues	$19,881	$18,048	$16,177	$23,652	$77,758
Gross profit (loss)	$796	$609	$187	$(1,819)	$(227)
Loss before other income (expense)	$(643)	$(396)	$(707)	$(3,192)	$(4,938)
Income (loss) from reorganization items	$1,033	$864	$118	$(467)	$1,548
Income (loss) from discontinued operations	$1,057	$—	$—	$—	$1,057
Net income (loss)	$879	$(162)	$(1,015)	$(4,553)	$(4,851)
Basic earnings (loss) per share from continuing operations	$(0.05)	$(0.05)	$(0.30)	$(1.34)	$(1.74)

	2003
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
Basic earnings (loss) per share from discontinued operations	$0.31	$—	$—	$—	$0.31
Basic (loss) per share	$0.26	$(0.05)	$(0.30)	$(1.34)	$(1.43)
Diluted earnings (loss) per share from continuing operations	$(0.05)	$(0.05)	$(0.30)	$(1.34)	$(1.74)
Diluted earnings (loss) per share from discontinued operations	$0.31	$—	$—	$—	$0.31
Diluted (loss) per share	$0.26	$(0.05)	$(0.30)	$(1.34)	$(1.43)
Common stock trading range
High	$0.120	$0.000	$0.000	$0.000	$0.120
Low	$0.010	$0.000	$0.000	$0.000	$0.000

NOTE 18—SUBSEQUENT EVENTS (Unaudited)

On November 17, 2005, the Company announced that it had signed a definitive merger agreement (the “Merger Agreement”) to acquire all of the outstanding common stock of Roadhouse Grill, Inc. Roadhouse Grill is a Pompano Beach, Florida based chain, which operates 59 full service, casual dining restaurants in Florida and nine other states. The definitive merger agreement was subject to, among other conditions, the Company’s ability to obtain financing sufficient to complete the acquisition. Originally the acquisition was expected to close by mid February 2005. On March 1, 2006 the Company announced that the Merger Agreement had been amended to allow either party terminate the Merger Agreement, and on March 17, 2006, the Company announced that the Merger Agreement had been terminated.

SUPPLEMENTAL INFORMATION

STEAKHOUSE PARTNERS, INC.

AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS—SCHEDULE II

Reorganized Company for the Year Ended December 31, 2005, 2004, 2003

(in thousands)

	Balance, Beginning of Year	Additions Charged to Operations	Deductions from Reserve	Balance, End of Year
Allowance for doubtful Accounts
December 31, 2005	$—	$—	$—	$—

December 31, 2004	$133	$—	$(119)	$14

December 31, 2003	$155	$68	$(90)	$133

Reserve for impairment of property, plant, and equipment
December 31, 2005	$—	$51	$—	$51

December 31, 2004	$—	$—	$—	$—

December 31, 2003	$6,582	$—	$—	6,582

Reserve for advances to Officers
December 31, 2005	$—	$—	$—	$—

December 31, 2004	$—	$—	$—	$—

December 31, 2003	$617	$277	$(894)	$—

STEAKHOUSE PARTNERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 27, 2006

(amounts in thousands)

ASSETS

	June 27, 2006	December 31, 2005
	(Unaudited)
Current assets
Cash and cash equivalents	$—	$449
Accounts receivable, net of allowance for doubtful accounts of $0 and $14,063	270	754
Inventories	843	950
Prepaid expenses and other current assets	572	471

Total current assets	1,685	2,624
Property, plant, and equipment, net	10,004	10,292
Liquor licenses	688	688
Deposits and other assets	379	330
Tradenames	13,921	13,921
Goodwill	2,879	2,879

Total assets	$29,556	$30,734

The accompanying notes are an integral part of these condensed consolidated financial statements.

STEAKHOUSE PARTNERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 27, 2006

(amounts in thousands, except share data)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	June 27, 2006	December 31, 2005
	(Unaudited)
Liabilities
Current liabilities
Current portion of long term debt	$6,434	$5,925
Current portion of capital lease	328	309
Bank overdraft	288	—
Accounts payable	2,547	2,877
Accrued expenses	271	294
Unearned revenue	1,236	1,703
Reserve for self insurance claims	91	103
Sales and property taxes payable	100	55
Accrued payroll costs	752	1,031

Total current liabilities	12,047	12,297
Long term debt, net of current portion	1,929	2,695
Long term capital lease	8,261	8,429
Deferred rent	271	223

Total liabilities	22,508	23,644

Stockholders’ equity (deficit)
Common stock, $0.001 par value 15,000,000 shares authorized and 6,635,680 shares issued and outstanding	7	7
Additional paid-in capital	8,449	8,758
Deferred compensation	—	(585)
Accumulated deficit	(1,408)	(1,090)

Total stockholders’ equity	7,048	7,090
Total liabilities and stockholders’ equity	$29,556	$30,734

The accompanying notes are an integral part of these condensed consolidated financial statements.

STEAKHOUSE PARTNERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except share data)

	Thirteen weeks ended June 27, 2006	Thirteen weeks ended June 28, 2005
	(Unaudited)	(Unaudited)
Total Revenues, net	$12,735	$13,288

Cost of sales
Food and beverage	4,134	4,400
Payroll and payroll related costs (includes non-cash compensation of $27 and $31 respectively)	4,390	4,541
Direct operating costs	2,810	2,804
Depreciation and amortization	327	321

Total cost of sales	11,661	12,066
Gross profit	1,074	1,222
General and administrative (includes non-cash compensation of $100 and $59 respectively)	1,033	1,063

Income before other income (expense)	41	159
Other income (expense)
Miscellaneous (expense) income	(30)	48
Interest expense	(308)	(287)

Total other expense	(338)	(239)
Loss before reorganization items, provision for income taxes	(297)	(80)

Reorganization items
Professional fees	(11)	(11)
Fresh start adjustments	—	76

Total reorganization items	(11)	65
Loss before provision for income taxes	(308)	(15)
Provision for income taxes	9	21

Net Loss	$(317)	$(36)

Loss per share
Basic	$(0.05)	$(0.01)

Diluted	$(0.05)	$(0.01)

Weighted average shares
Basic	6,636	5,851

Diluted	6,636	5,851

The accompanying notes are an integral part of these condensed consolidated financial statements.

STEAKHOUSE PARTNERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except share data)

	Twenty-six weeks ended June 27, 2006	Twenty-six weeks ended June 28, 2005
	(Unaudited)	(Unaudited)
Revenues, net	$25,621	$26,591

Cost of sales
Food and beverage	8,475	8,691
Payroll and payroll related costs (includes non-cash compensation of $54 and $62 respectively)	8,829	9,124
Direct operating costs	5,535	5,534
Depreciation and amortization	650	637

Total cost of sales	23,489	23,986
Gross profit	2,132	2,605
General and administrative (includes non—cash compensation of $222 and $64 respectively)	2,112	2,160

Income before other income (expense)	20	445
Other income (expense)
Miscellaneous income	321	277
Interest expense	(621)	(619)

Total other expense	(300)	(342)
(Loss) / Income before reorganization items, provision for income taxes	(280)	103

Reorganization items
Professional fees	(29)	(22)
Fresh start adjustments	—	76

Total reorganization items	(29)	54
(Loss) / Income before provision for income taxes	(309)	157
Provision for income taxes	9	40

Net (Loss) / Income	$(318)	$117

(Loss) / Earnings per share
Basic	$(0.05)	$0.02

Diluted	$(0.05)	$0.02

Weighted average shares
Basic	6,636	5,691

Diluted	6,636	5,918

The accompanying notes are an integral part of these condensed consolidated financial statements

STEAKHOUSE PARTNERS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in thousands)

	Twenty-six weeks ended June 27, 2006	Twenty-six weeks ended June 28, 2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$(318)	$117
Depreciation and amortization	650	637
Amortization of stock options	276	126
Forgiveness of debt	—	(93)
Decrease in operating assets	957	371
Decrease in operating liabilities	(728)	(2,088)

Net cash provided by ( used in) operating activities	837	(930)
Cash flows from investing activities
Purchases of property, plant, and equipment	(284)	(173)
Acquisition cost	(127)	—

Net cash used in investing activities	(411)	(173)
Cash flows from financing activities
Proceeds from stock issuance	—	862
Principal payments on debt and capital leases	(875)	(475)

Net cash (used in) provided by financing activities	(875)	387
Net decrease in cash and cash equivalents	(449)	(716)
Cash and cash equivalents, beginning of the period	449	716

Cash and cash equivalents, end of period	—	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

Non-cash Disclosures:

1. In the twenty-six weeks ended June 27, 2006 the Company financed $390 of insurance premiums.

2. In the twenty-six weeks ended June 27, 2006 the Company financed $71 for Fire Alarm system upgrades at one of the locations.

3. In the twenty-six weeks ended June 28, 2005 the Company financed $391 of insurance premiums.

4. In the twenty-six weeks ended June 28, 2005 the Company converted debt of $200,002 to 173, 915 shares of common stock.

STEAKHOUSE PARTNERS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements of Steakhouse Partners, Inc. and its subsidiaries (the “Company”) as of June 27, 2006 and for the thirteen and twenty-six weeks ended June 27, 2006 and the thirteen and twenty-six weeks ended June 28, 2005 have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X under the Securities Exchange Act of 1934, as amended. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations related to interim financial statements.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of June 27, 2006, and for the thirteen and twenty-six weeks ended June 27, 2006 and the thirteen and twenty-six weeks ended June 28, 2005, and its cash flows for the twenty-six week period ended June 27, 2006 and the twenty-six week period ended June 28, 2005. The results for the thirteen and twenty-six week period ended June 27, 2006 are not necessarily indicative of the expected results for the full 2006 fiscal year or any future period.

The Company reports results quarterly, with four quarters having thirteen weeks. These condensed consolidated financial statements should be read in conjunction with the financial statements and related footnotes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates embedded in the condensed consolidated financial statements for the periods presented concern the fair values of goodwill and the fixed assets and other intangible assets and the estimated useful lives of intangible assets.

GOING CONCERN

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the Company’s Annual Report on Form 10K for the year ended December 31, 2005 filed with the SEC, during the years ended December 31, 2005 and 2004 (Reorganized Company), the Company maintained a current ratio of 0.22-to-1 and 0.23-to-1, respectively. In addition, during the years ended December 31, 2005 and 2004 (Reorganized Company), the Company had a working capital deficit of approximately $9.7 million and $8.8 million, respectively. If the Company is unable to generate profits and unable to obtain additional financing for its working capital requirements, it may have to curtail its business sharply or cease business altogether.

The condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to restructure its current financing, to obtain additional financing, and ultimately to attain annual profitability. Management has evaluated its current operations, and it has focused the Company’s efforts and developed plans to generate operating income to continue the Company’s operations through the year ending December 26, 2006.

Management’s plans include the following:

•	Restructuring its long-term debt position;

•	Improving the Company’s financial performance through local marketing sales generation, cost-reduction and restructuring of administrative overhead; and

•	Raising money through equity financings.

Currently, the Company is negotiating with the trustee for the unsecured creditors to consolidate the debt, per our Plan of Reorganization, which was confirmed effective December 31, 2003 (the “Plan”). The Company plans on refinancing the Plan debt by securing a term loan to satisfy the unsecured creditors who will provide a discount.

NOTE 1—STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) 123R (revised 2004), Share-Based Payment (“SFAS 123R”), using the modified prospective method and therefore has not restated results for prior periods. Under this transition method, stock-based compensation expense for the first half of fiscal 2006 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of January 1, 2006, based on the grant fair value estimated in accordance with SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Prior to the adoption of SFAS 123R on January 1, 2006, the Company recognized stock-based compensation expense in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and provided pro forma disclosure amounts in accordance with SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure (“SFAS 148”), as if the fair value method defined by SFAS 123 had been applied to its stock-based compensation.

The pro forma table reflects net income, and net income per common share, as if the Company had applied the fair value recognition provisions of SFAS 123 to all outstanding and unvested awards in fiscal 2005 as follows (In thousands, except per share data).

Thirteen Weeks ended June 28, 2005 (Unaudited)
Net income
As reported	$(36)
Stock based employee compensation cost, net of related tax effects, included in reported net income (loss)	$90
Stock based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	(137)

PRO FORMA NET INCOME (LOSS)	$(83)
Income (Loss) per common share
Basic and diluted—as reported	$(0.01)
Stock based employee compensation cost, net of related tax effects, included in reported net income (loss)	$0.02
Stock based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	$(0.02)
Proforma income (loss) per common share	$(0.01)

Twenty-six Weeks ended June 28, 2005 (Unaudited)
Net income
As reported	$117
Stock based employee compensation cost, net of related tax effects, included in reported net income (loss)	$126
Stock based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	(273)

PRO FORMA NET INCOME (LOSS)	$(30)
Income (Loss) per common share
Basic and diluted—as reported	$0.02
Stock based employee compensation cost, net of related tax effects, included in reported net income (loss)	$0.02
Stock based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value method had been applied	$(0.05)
Proforma income (loss) per common share	$(0.01)

The weighted-average fair value of options granted during the three months ended June 27, 2005, was calculated using the Black-Scholes option pricing model with the following valuation assumptions and weighted average fair value as follows: weighted average fair value of grants $10,000; expected volatility 50.0%; dividend yield 0%; risk-free interest rate 2.9%; expected life 3.0 years.

The Company did not grant any options during the twenty-six weeks ended June 27, 2006; therefore all fair value calculations were done using the Black-Scholes model under the guidance of SFAS 123.

The Company recognizes stock-based compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. For the twenty-six weeks ended June 27, 2006, total stock-based compensation expense included in the consolidated statements of operations was approximately $222,000, charged to General and Administrative expenses and $54,000 charged to Cost of Sales.

The Company has a 100% valuation allowance recorded against its deferred tax assets; therefore the stock-based compensation has no tax effect on the consolidated statement of operations.

The 2004 Stock Incentive Plan (the “Incentive Plan”) was approved by our Board of Directors in April 2004 and by our shareholders in January 2005. The Incentive Plan was intended to attract and retain persons eligible to participate in the Incentive Plan, to motivate Participants to achieve long-term Company goals and to further align participants’ interest with those of the Company’s other stockholders. There were initially 1.5 million shares available for grant under the Incentive Plan. The number of shares available under the Incentive Plan may automatically increase on January 1 of each year during the term of the Incentive Plan, at the discretion of the Board, by a number equal to the lesser of (i) 25% of the fully diluted total number of shares of common stock then outstanding, or (ii) 2,000,000 shares. Options vest over a period determined by the Board of Directors for up to ten years from the date of grant. The exercise price of options granted under the Incentive Plan are determined by the Board of Directors, provided that the exercise price is not less than fair market value of the Reorganized Company’s common stock on the date of grant.

The following is a summary of stock option activity under the 2004 Stock Option Incentive Plan as of June 27, 2006 and changes during the three months ended June 27, 2006 were as follows:

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price Per Share
Authorized for grant	1,500,000	—	—
Outstanding at December 31, 2005	(1,410,000)	1,410,000	$1.11
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—

Balance at June 27, 2006	90,000	1,410,000	$1.11

As of June 27, 2006, there were options outstanding with respect to 1,410,000 shares of common stock with a weighted average remaining life of 8.25 years, of which options with respect to 921,667 shares are exercisable at June 27, 2006. Consistent with the adoption of the fair value recognition provisions of SFAS 123R and based on the Company’s historical experience, the Company estimates that 30,000 options currently outstanding will be forfeited.

The options outstanding and exercisable do not have any intrinsic value at June 27, 2006, as the exercise price is greater then the Company’s average stock price. The aggregate intrinsic value would represent the total intrinsic value, based on the Company’s average stock price of $0.57 during the quarter ended June 27, 2006.

A summary of the Company’s un-vested shares as of June 27, 2006, and changes during the six months ended June 27, 2006, were as follows:

	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at December 31, 2005	826,668	$1.11
Granted	—	—
Exercised	—	—
Forfeited	—	—
Vested	338,335	$1.11

Balance at June 27, 2006	488,333	$1.11

As of June 27, 2006, there was approximately $318,000 of total unrecognized compensation expense related to un-vested share-based compensation arrangements granted under the Option Plans. The cost is expected to be recognized over a weighted-average period of 1 year.

NOTE 2—RECLASSIFICATIONS

Certain amounts in the prior period financial statements have been reclassified to conform with the current period classifications. These classifications have no effect on reported net income.

NOTE 3—EARNINGS PER SHARE

The Company utilizes SFAS No. 128, “Earnings per Share.” Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive. Outstanding warrants to purchase 718,517 shares of common stock and stock options outstanding of 1,410,000 shares of common stock, that are anti-dilutive are excluded from the dilutive weighted average shares outstanding used in the earnings per share calculation. The Company’s common share equivalents consist of warrants and options.

NOTE 4—CONTINGENCIES

The Company is periodically a defendant in cases involving personal injury and other matters that arise in the normal course of business. While any pending or threatened litigation has an element of uncertainty, the Company believes that the outcome of any pending lawsuits or claims, individually or combined, will not materially affect the financial condition or results of operations.

NOTE 5—PROPERTY, PLANT AND EQUIPMENT

Property, plant, and equipment, including leasehold improvements, are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets as follows:

Buildings—20 years

Furniture, fixtures, and equipment—5 years

Improvements to leased property are amortized over the lesser of the life of the lease or the life of the improvements. Amortization expense on assets acquired under capital leases is included with depreciation and amortization expense on owned assets.

Maintenance and minor replacements are charged to expense as incurred. Gains and losses on disposals are included in the results of operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. In evaluating long-lived assets for impairment, a number of factors are considered:

a)	Restaurants sales trends;

b)	Local competition;

c)	Changing demographic profiles;

d)	Local economic conditions;

e)	New laws and government regulations that adversely effect sales and profits; and

f)	The ability to recruit and train skilled restaurant employees.

If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets.

NOTE 6—INCOME TAXES

The Company accounts for income taxes under the provisions of SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are established for the temporary difference between financial reporting basis and the tax basis of the Company’s assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the Company will be able to realize any portion of the deferred tax assets.

The reorganization of the Company (see the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC) constituted an ownership change under Section 382 of the Internal Revenue Code. An ownership change generally occurs if certain persons or groups increase their aggregate ownership percentage in a corporation’s stock by more than 50 percentage points in the shorter of any three-year period or the period beginning the day after the day of the last ownership change. Section 382 may apply to limit the Company’s future ability to use any remaining NOL’s and tax credits generated before the ownership change and certain subsequently recognized “built-in” losses and deductions, if any, existing as of the date of the ownership change.

NOTE 7—SUBSEQUENT EVENTS

None

2,354,197 Shares

Common Stock

STEAKHOUSE PARTNERS, INC.

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Set forth below are the expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the amounts set forth below are estimates.

	Amount
SEC Registration Fee	$100.76
Printing Expenses	7,000.00	*
Accounting Fees and Expenses	10,000.00	*
Legal Fees and Expenses	15,000.00	*
Blue Sky Fees and Expenses	—
Miscellaneous	—
Total	$32,100.76	*

*	Estimate

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the DGCL provides in relevant part that “[a] corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.” With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that “[a] corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor . . . [by reason of the person’s service in one of the capacities specified in the preceding sentence] against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.”

Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty to the full extent permitted by Delaware law.

Our Amended and Restated By-laws provide that the Company is required to indemnify and hold harmless its directors, officers, employees and agents in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of any action alleged to have been taken or omitted in such capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if the party being indemnified acted in good faith and in a manner such party reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such party’s conduct was unlawful. In proceedings by or in the right of the Company, a director, officer, employee or agent of the Company seeking to be indemnified may be indemnified if the above standards of conduct are met and to the extent as set forth above, however, if a court judges a party seeking to be indemnified liable to the corporation, no indemnification shall be provided except to the extent that the court deems proper. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise, including without limitation, the dismissal of an action without prejudice, in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, such party shall be indemnified against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith.

We maintain insurance on behalf of our officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.

The above discussion of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is respectively qualified in its entirety by such Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and statute.

Item 15.	Recent Sales of Unregistered Securities.

During the last three years, we have issued unregistered securities as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The sales of these securities were deemed to be exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof, or Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the certificates issued in such transactions. All recipients were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.

On September 30, 2005 we completed an initial closing with respect to the sale of 761,765 shares of common stock (the “9/30/05 Shares”) for an aggregate of $647,500 of gross proceeds (the “9/30/05 Offering”).

In connection with the 9/30/05 Offering, we paid to an advisor (the “9/30/05 Agent”) commissions of $58,275 (nine (9%) percent of the gross proceeds raised in the 9/30/05 Offering) and issued to the 9/30/05 Agent five (5) year warrants to purchase 68,559 shares of common stock (the “9/30/05 Agent Warrant Shares”) at an exercise price of $1.0625 per share.

On January 19, 2005 we completed an initial closing with respect to the sale of 700,000 shares of common stock (the “1/19/05 Shares”) and Common Stock purchase warrants (the “1/19/05 Warrants”) to purchase 350,000 shares of common stock (the “1/19/05 Warrant Shares”), at an initial exercise price of $2.00 per share, for an aggregate of $1,050,000 of gross proceeds (“the 1/19/05 Offering”).

In connection with the 1/19/05 Offering, we paid to an advisor (the “1/19/05 Agent”) commissions of $94,500 (nine (9%) percent of the gross proceeds raised in the 1/19/05 Offering) and issued to the 1/19/05 Agent five (5) year warrants to purchase 63,000 shares of common stock (the “1/19/05 Agent Warrant Shares”) at an exercise price of $2.00 per share.

On April 7, 2005 we completed a closing with respect to the sale of 173,915 of common stock (the “4/7/05 Shares”) and Common Stock purchase warrants (the “4/7/05 Warrants”) to purchase 86,958 shares of common stock (the “4/7/05 Warrant Shares”), at an initial exercise price of $2.00 per share, for an aggregate of $200,000 of gross proceeds.

On December 19, 2003 the U.S. Bankruptcy Court confirmed the joint Plan of Reorganization (the “Plan”). Under the terms of the Plan as of the effective date (December 31, 2003) the debtor-in-possession financing as provided for by Steakhouse Investors, Inc converted to 90% of our common stock and the balance of the Common Stock will be given to the unsecured creditors as partial payment of their claims. The Plan provided for general unsecured creditors to receive $6.0 million in cash and notes, as well as, new common shares.

Item 16.	Exhibits.

The following documents are filed as exhibits to this registration statement:

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation Pursuant to Reorganization (incorporated by reference to Form 10-K filed on April 12, 2005).

3.2	Amended and Restated Bylaws (incorporated by reference to Form 10-K filed on April 12, 2005).

4.1	Form of Private Placement Common Stock Purchase Warrant (incorporated by reference to Form 8-K filed on January 24, 2005).

4.2	Form of April 2005 Common Stock Purchase Warrant (incorporated by reference to Form 10-K filed on April 12, 2005).

4.3	Amended and Restated Common Stock Purchase Warrant issued to Critical Capital Growth Fund, L.P., dated December 30, 2003 (incorporated by reference to Form 10-K filed on April 12, 2005).

4.4	Form of Common Stock certificate (incorporated by reference to Form 10-K filed on April 5, 2006).

4.5	Form of September 2005 Advisor’s Warrant (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-137366) filed on September 21, 2006).

5.1	Opinion of Littman Krooks LLP (incorporated by reference to Registration Statement on Form S-1 (File No. 333-137366) filed on September 15, 2006).

10.1	Merger Agreement dated August 31, 1998 by and among Steakhouse Partners, Inc. as successor and Tri-Core Steakhouse, Inc., on the one hand, and Paragon Steakhouse Restaurants, Inc. and Kyotaru Co. Ltd., on the other hand (incorporated by reference to Form 8-K filed on September 14, 1998).

10.2	First Amendment, dated September 14, 1998, to Merger Agreement, dated August 31, 1998, by and among Steakhouse Partners, Inc. and Tri-Core Steakhouse, Inc., on the one hand, and Paragon Steakhouse Restaurants, Inc. and Kyotaru Co., Ltd., on the other hand (incorporated by reference to Form 8-K filed on January 5, 1999).

10.3	Second Amendment, dated September 25, 1998, to Merger Agreement, dated August 31, 1998, by and among Steakhouse Partners, Inc. and Tri-Core Steakhouse, Inc., on the one hand, and Paragon Steakhouse Restaurants, Inc. and Kyotaru Co., Ltd., on the other hand (incorporated by reference to Form 8-K filed on January 4, 1999).

Exhibit Number	Description
10.4	Third Amendment, dated December 7, 1998, to Merger Agreement, dated August 31, 1998, by and among Steakhouse Partners, Inc. and Tri-Core Steakhouse, Inc., on the one hand, and Paragon Steakhouse Restaurants, Inc. and Kyotaru Co., Ltd., on the other hand (incorporated by reference to Form 8-K filed on January 4, 1999).

10.5	Unsecured Promissory Note dated October 19, 2003 executed by Steakhouse Partners, Inc. and Paragon Steakhouse Restaurants, Inc. in favor of Critical Capital Growth Fund, L.P. (incorporated by reference to Form 10-K filed on April 12, 2005).

10.6	Form of Private Placement Registration Rights Agreement (incorporated by reference to Form 8-K filed on January 24, 2005).

10.7	2004 Stock Incentive Plan (incorporated by reference to Schedule 14C Information Statement filed on January 5, 2005).

10.8#	Form of Stock Option Agreement for options granted under 2004 Stock Incentive Plan (incorporated by reference to Form 10-K filed on April 5, 2006).

10.9	Form of April 2005 Registration Rights Agreement (incorporated by reference to Form 10-K filed on April 12, 2005).

10.10#	A. Stone Douglass Employment Agreement (incorporated by reference to Form 10-Q filed on May 17, 2004).

10.11#	Susan Schulze-Claasen Employment Agreement (incorporated by reference to Form 10-Q filed on May 17, 2004).

10.12#	Joseph L. Wulkowicz Employment Agreement (incorporated by reference to Form 10-Q filed on May 17, 2004).

14.1	Code of Ethics (incorporated by reference to Form 10-K filed on April 28, 2004).

16.1	Letter from Former Accountants responding to Form 8-K filed on January 28, 2005 (incorporated by reference to Form 8-K filed on January 28, 2005).

16.2	Letter from Former Accountants responding to Form 8-K/A filed on February 7, 2005 (incorporated by reference to Form 8-K/A filed on February 7, 2005).

21.1	List of Subsidiaries of Steakhouse Partners, Inc. (incorporated by reference to Form 10-K filed on April 12, 2005).

23.1	Consent of Mayer Hoffman McCann P.C.

23.2	Consent of Singer Lewak Greenbaum & Goldstein LLP.

23.3	Consent of Littman Krooks LLP, included in the opinion filed as Exhibit 5.1 (incorporated by reference to Registration Statement on Form S-1 (File No. 333-137366) filed on September 15, 2006).

24.1	Power of Attorney (incorporated by reference to the signature page of the Registration Statement on Form S-1 (File No. 333-137366) filed on September 15, 2006).

#	Indicates management contract or compensatory plan or arrangement.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California on this 3rd day of November, 2006.

STEAKHOUSE PARTNERS, INC.

By:	/s/ A. STONE DOUGLASS
A. Stone Douglass
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed on by the following persons in the capacities and on the dates indicated:

Signature(s)	Title(s)	Date

/s/ A. STONE DOUGLASS A. Stone Douglass	Chairman, President and Chief Executive Officer; Director (Principal Executive Officer)	November 3, 2006

/s/ JOSEPH WULKOWICZ Joseph Wulkowicz	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 3, 2006

* Thomas A. Edler	Director	November 3, 2006

* Edgar Tod Lindner	Director	November 3, 2006

*By:	/s/ JOSEPH WULKOWICZ
Joseph Wulkowicz Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation Pursuant to Reorganization (incorporated by reference to Form 10-K filed on April 12, 2005).

3.2	Amended and Restated Bylaws (incorporated by reference to Form 10-K filed on April 12, 2005).

4.1	Form of Private Placement Common Stock Purchase Warrant (incorporated by reference to Form 8-K filed on January 24, 2005).

4.2	Form of April 2005 Common Stock Purchase Warrant (incorporated by reference to Form 10-K filed on April 12, 2005).

4.3	Amended and Restated Common Stock Purchase Warrant issued to Critical Capital Growth Fund, L.P., dated December 30, 2003 (incorporated by reference to Form 10-K filed on April 12, 2005).

4.4	Form of Common Stock certificate (incorporated by reference to Form 10-K filed on April 5, 2006).

4.5	Form of September 2005 Advisor’s Warrant (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-137366) filed on September 21, 2006).

5.1	Opinion of Littman Krooks LLP (incorporated by reference to Registration Statement on Form S-1 (File No. 333-137366) filed on September 15, 2006).

10.1	Merger Agreement dated August 31, 1998 by and among Steakhouse Partners, Inc. as successor and Tri-Core Steakhouse, Inc., on the one hand, and Paragon Steakhouse Restaurants, Inc. and Kyotaru Co. Ltd., on the other hand (incorporated by reference to Form 8-K filed on September 14, 1998).

10.2	First Amendment, dated September 14, 1998, to Merger Agreement, dated August 31, 1998, by and among Steakhouse Partners, Inc. and Tri-Core Steakhouse, Inc., on the one hand, and Paragon Steakhouse Restaurants, Inc. and Kyotaru Co., Ltd., on the other hand (incorporated by reference to Form 8-K filed on January 5, 1999).

10.3	Second Amendment, dated September 25, 1998, to Merger Agreement, dated August 31, 1998, by and among Steakhouse Partners, Inc. and Tri-Core Steakhouse, Inc., on the one hand, and Paragon Steakhouse Restaurants, Inc. and Kyotaru Co., Ltd., on the other hand (incorporated by reference to Form 8-K filed on January 4, 1999).

10.4	Third Amendment, dated December 7, 1998, to Merger Agreement, dated August 31, 1998, by and among Steakhouse Partners, Inc. and Tri-Core Steakhouse, Inc., on the one hand, and Paragon Steakhouse Restaurants, Inc. and Kyotaru Co., Ltd., on the other hand (incorporated by reference to Form 8-K filed on January 4, 1999).

10.5	Unsecured Promissory Note dated October 19, 2003 executed by Steakhouse Partners, Inc. and Paragon Steakhouse Restaurants, Inc. in favor of Critical Capital Growth Fund, L.P. (incorporated by reference to Form 10-K filed on April 12, 2005).

10.6	Form of Private Placement Registration Rights Agreement (incorporated by reference to Form 8-K filed on January 24, 2005).

10.7	2004 Stock Incentive Plan (incorporated by reference to Schedule 14C Information Statement filed on January 5, 2005).

10.8#	Form of Stock Option Agreement for options granted under 2004 Stock Incentive Plan (incorporated by reference to Form 10-K filed on April 5, 2006).

10.9	Form of April 2005 Registration Rights Agreement (incorporated by reference to Form 10-K filed on April 12, 2005).

10.10#	A. Stone Douglass Employment Agreement (incorporated by reference to Form 10-Q filed on May 17, 2004).

Exhibit Number	Description
10.11#	Susan Schulze-Claasen Employment Agreement (incorporated by reference to Form 10-Q filed on May 17, 2004).

10.12#	Joseph L. Wulkowicz Employment Agreement (incorporated by reference to Form 10-Q filed on May 17, 2004).

14.1	Code of Ethics (incorporated by reference to Form 10-K filed on April 28, 2004).

16.1	Letter from Former Accountants responding to Form 8-K filed on January 28, 2005 (incorporated by reference to Form 8-K filed on January 28, 2005).

16.2	Letter from Former Accountants responding to Form 8-K/A filed on February 7, 2005 (incorporated by reference to Form 8-K/A filed on February 7, 2005).

21.1	List of Subsidiaries of Steakhouse Partners, Inc. (incorporated by reference to Form 10-K filed on April 12, 2005).

23.1	Consent of Mayer Hoffman McCann P.C.

23.2	Consent of Singer Lewak Greenbaum & Goldstein LLP.

23.3	Consent of Littman Krooks LLP, included in the opinion filed as Exhibit 5.1 (incorporated by reference to Registration Statement on Form S-1 (File No. 333-137366) filed on September 15, 2006).

24.1	Power of Attorney (incorporated by reference to the signature page of the Registration Statement on Form S-1 (File No. 333-137366) filed on September 15, 2006).

#	Indicates management contract or compensatory plan or arrangement.